8/11

Follow-Up Materials

09046915

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: [redacted] SOPPL

COMPANY NAME: International Finance Corp

COMPANY ADDRESS:

OMPANY STATUS: ACTIVE A BRANCH:

ILE NO.: 83-00005 FISCAL YEAR: 6-30-09

03/94)

083-00005

INTERNATIONAL FINANCE CORPORATION

Consolidated Financial Statements
June 30, 2009

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009

Contents

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED BALANCE SHEETS

as of June 30, 2009 and June 30, 2008

(US$ millions)

	2009	2008
Assets		
Cash and due from banks	$ 380	$ 344
Time deposits	3,877	8,418
Trading securities - Notes B and X	20,243	12,346
Securities purchased under resale agreements	544	35
Investments - Notes C, D and X		
Loans ($386 - June 30, 2009 and $248 - June 30, 2008 at fair value) (net of reserves against losses of $1,238 - June 30, 2009 and $848 - June 30, 2008) - Notes C, D and X	15,328	14,381
Equity investments ($3,243 - June 30, 2009 and $4,702 - June 30, 2008 at fair value) - Notes C and X	5,344	7,318
Debt securities - Notes C and X	1,542	1,620
Total investments	22,214	23,319
Derivative assets - Note P	2,195	1,630
Receivables and other assets - Note I	2,030	3,379
Total assets	**$ 51,483**	**$ 49,471**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 6,388	$ 6,018
Borrowings outstanding - Note J		
From market sources at amortized cost	399	422
From market sources at fair value	25,261	19,785
From International Bank for Reconstruction and Development at amortized cost	51	54
Total borrowings	25,711	20,261
Derivative liabilities - Note P	1,553	1,408
Payables and other liabilities - Note K	1,709	3,523
Total liabilities	35,361	31,210
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each - Note L Subscribed and paid-in	2,369	2,366
Accumulated other comprehensive income - Note N	711	2,703
Retained earnings	13,042	13,192
Total capital	16,122	18,261
Total liabilities and capital	**$ 51,483**	**$ 49,471**

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED INCOME STATEMENTS

for each of the three years ended June 30, 2009

(US$ millions)

	2009	2008	2007
Income from investments			
Income from loans and guarantees - Note D	$ 871	$ 1,065	$ 1,062
(Provision) release of provision for losses on loans and guarantees - Note D	(438)	(38)	43
(Loss) income from equity investments - Note F	(42)	1,688	2,292
Income from debt securities ($42 of total other-than-temporary impairment losses, of which $34 recognized in other comprehensive income - June 30, 2009) - Note E	71	163	27
Total income from investments	**462**	**2,878**	**3,424**
Income from liquid asset trading activities - Note B	474	473	618
Charges on borrowings - Note J	(488)	(782)	(801)
Income from investments and liquid asset trading activities, after charges on borrowings	**448**	**2,569**	**3,241**
Other income			
Service fees	39	58	53
Other - Note M	114	55	46
Total other income	**153**	**113**	**99**
Other expenses			
Administrative expenses - Notes T and U	(582)	(549)	(482)
Expense from pension and other postretirement benefit plans - Note S	(34)	(3)	(15)
Other	(13)	(3)	(3)
Total other expenses	**(629)**	**(555)**	**(500)**
Foreign currency transaction gains (losses) on non-trading activities	10	(39)	(5)
Expenditures for advisory services - Note N	(129)	(123)	(96)
Expenditures for performance-based grants and for IFC SME Ventures for IDA countries - Note N	(6)	(27)	-
(Loss) income before net gains (losses) on other non-trading financial instruments accounted for at fair value and grants to IDA	**(153)**	**1,938**	**2,739**
Net gains (losses) on other non-trading financial instruments accounted for at fair value - Note O	452	109	(99)
Income before grants to IDA	**299**	**2,047**	**2,640**
Grants to IDA - Note N	(450)	(500)	(150)
Net (loss) income	**$ (151)**	**$ 1,547**	**$ 2,490**

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three years ended June 30, 2009

(US$ millions)

	2009	2008	2007
Net (loss) income	**$ (151)**	**$ 1,547**	**$ 2,490**
Other comprehensive (loss) income			
Net unrealized (losses) gains on debt securities arising during the year	(237)	126	138
Less: reclassification adjustment for realized gains included in net income	(8)	(104)	(1)
Less: reclassification adjustment for non credit-related portion of impairment write-downs which were recognized in net income	(34)	-	-
Add: reclassification adjustment for impairment write-downs included in net income	105	-	-
Net unrealized (losses) gains on debt securities	(174)	22	137
Net unrealized (losses) gains on equity investments arising during the year	(1,114)	92	-
Less: reclassification adjustment for realized gains included in net income	(810)	(570)	-
Add: reclassification adjustment for impairment write-downs included in net income	453	-	-
Net unrealized losses on equity investments	(1,471)	(478)	-
Unrecognized net actuarial gains (losses) and unrecognized prior service credits (costs) on benefit plans	(346)	(206)	-
Translation adjustments on investments accounted for under the equity method	-	-	2
Total other comprehensive (loss) income	**(1,991)**	**(662)**	**139**
Total comprehensive (loss) income	**$ (2,142)**	**$ 885**	**$ 2,629**

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the three years ended June 30, 2009

(US$ millions)

	Retained earnings					
	Undesignated	Designated	Total	Accumulated other comprehensive income	Capital stock †	Total capital
At July 1, 2006	$ 7,868	$ 852	$ 8,720	$ 57	$ 2,364	$ 11,141
Year ended June 30, 2007						
Net income	2,490		2,490			2,490
Other comprehensive income				139		139
Expenditures against designated retained earnings - Note N	246	(246)	-			-
Adjustments to initially apply SFAS No. 158 - Note S				246		246
Payments received for capital stock subscribed			-		1	1
At June 30, 2007	$ 10,604	$ 606	$ 11,210	$ 442	$ 2,365	$ 14,017
Cumulative effect of adoption of SFAS No. 157 - Note X				2,925		2,925
Cumulative effect of adoption of SFAS No. 159 - Note X	435		435	(2)		433
At June 30, 2007 after cumulative effect adjustments	$ 11,039	$ 606	$ 11,645	$ 3,365	$ 2,365	$ 17,375
Year ended June 30, 2008						
Net income	1,547		1,547			1,547
Other comprehensive income (loss)				(662)		(662)
Expenditures against designated retained earnings - Note N	650	(650)	-			-
Designations of retained earnings - Note N	(870)	870	-			-
Payments received for capital stock subscribed			-		1	1
At June 30, 2008	$ 12,366	$ 826	$ 13,192	$ 2,703	$ 2,366	$ 18,261
Cumulative effect of adoption of FSP FAS 115-2 - Notes E and N	1		1	(1)		-
At June 30, 2008 after cumulative effect adjustments	$ 12,367	$ 826	$ 13,193	$ 2,702	$ 2,366	$ 18,261
Year ended June 30, 2009						
Net loss	(151)		(151)			(151)
Other comprehensive income (loss)				(1,991)		(1,991)
Expenditures against designated retained earnings - Note N	585	(585)	-			-
Designations of retained earnings - Note N	(550)	550	-			-
Payments received for capital stock subscribed			-		3	3
At June 30, 2009	$ 12,251	$ 791	$ 13,042	$ 711	$ 2,369	$ 16,122

† Capital stock includes payments received on account of pending subscriptions.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the three years ended June 30, 2009

(US$ millions)

	2009	2008	2007
Cash flows from investing activities			
Loan disbursements	$ (4,356)	$ (5,076)	$ (4,490)
Investments in equity securities	(1,153)	(1,622)	(1,057)
Investments in debt securities	(131)	(952)	(294)
Loan repayments	2,274	2,658	2,558
Equity redemptions	4	29	1
Debt securities repayments	31	15	4
Sales of loans	-	59	-
Sales of equity investments	1,382	1,590	2,515
Sales of debt securities	8	155	2
Net cash used in investing activities	**(1,941)**	**(3,144)**	**(761)**
Cash flows from financing activities			
Medium and long-term borrowings			
New issues	8,980	6,024	2,788
Retirement	(3,017)	(2,210)	(2,241)
Medium and long-term borrowings related derivatives, net	117	154	177
Capital subscriptions	3	1	1
Net cash provided by financing activities	**6,083**	**3,969**	**725**
Cash flows from operating activities			
Net (loss) income	(151)	1,547	2,490
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Realized gains on equity investments	(1,004)	(1,396)	(1,941)
Realized gains on sales of debt securities	(8)	(104)	(1)
Net discounts paid on retirement of borrowings	(17)	(5)	(3)
Net realized gains on borrowings extinguishments	(61)	(2)	(1)
Unrealized losses (gains) on equity investments accounted for at fair value under the Fair Value Option	299	(12)	-
Unrealized losses on loans accounted for under the Fair Value Option	62	18	-
Income from investments accounted for under the equity method	-	-	(19)
Equity investment impairment write-downs	1,058	140	40
Impairment losses on debt securities available-for-sale	8	-	-
Unrealized gains on debt securities accounted for under the Fair Value Option	(2)	-	-
Provision (release of provision) for losses on loans and guarantees	438	38	(43)
Foreign currency transaction (gains) losses on non-trading activities	(10)	39	5
Net (gains) losses on other non-trading financial instruments accounted for at fair value	(452)	(109)	99
Change in accrued income on loans, time deposits and securities	(21)	(38)	1,100
Change in payables and other liabilities	(3,210)	(1,742)	2,257
Change in receivables and other assets	2,707	1,129	(855)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(8,156)	2,990	(832)
Net cash (used in) provided by operating activities	**(8,520)**	**2,493**	**2,296**
Change in cash and cash equivalents	(4,378)	3,318	2,260
Effect of exchange rate changes on cash and cash equivalents	(127)	83	(17)
Net change in cash and cash equivalents	(4,505)	3,401	2,243
Beginning cash and cash equivalents	8,762	5,361	3,118
Ending cash and cash equivalents	**$ 4,257**	**$ 8,762**	**$ 5,361**
Composition of cash and cash equivalents			
Cash and due from banks	$ 380	$ 344	$ 382
Time deposits	3,877	8,418	4,979
Total cash and cash equivalents	**$ 4,257**	**$ 8,762**	**$ 5,361**
Supplemental disclosure			
Change in ending balances resulting from currency exchange rate fluctuations:			
Loans outstanding	$ (535)	$ (421)	$ (211)
Borrowings	414	725	201
Currency swaps	2	-	-
Charges on borrowings paid, net	527	827	790
Non-cash item:			
Loan and debt securities conversion to equity, net	41	109	72

The notes to the consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

STATEMENT OF CAPITAL STOCK AND VOTING POWER

as of June 30, 2009

(US$ thousands)

	Capital stock		Voting power	
Members	Amount paid	Percent of total	Number of votes	Percent of total
Afghanistan	$ 111	*	361	0.01
Albania	1,302	0.05	1,552	0.06
Algeria	5,621	0.24	5,871	0.24
Angola	1,481	0.06	1,731	0.07
Antigua and Barbuda	13	*	263	0.01
Argentina	38,129	1.61	38,379	1.59
Armenia	992	0.04	1,242	0.05
Australia	47,329	2.00	47,579	1.97
Austria	19,741	0.83	19,991	0.83
Azerbaijan	2,367	0.10	2,617	0.11
Bahamas, The	335	0.01	585	0.02
Bahrain	1,746	0.07	1,996	0.08
Bangladesh	9,037	0.38	9,287	0.38
Barbados	361	0.02	611	0.03
Belarus	5,162	0.22	5,412	0.22
Belgium	50,610	2.14	50,860	2.11
Belize	101	*	351	0.01
Benin	119	0.01	369	0.02
Bhutan	720	0.03	970	0.04
Bolivia	1,902	0.08	2,152	0.09
Bosnia and Herzegovina	620	0.03	870	0.04
Botswana	113	*	363	0.02
Brazil	39,479	1.67	39,729	1.65
Bulgaria	4,867	0.21	5,117	0.21
Burkina Faso	836	0.04	1,086	0.04
Burundi	100	*	350	0.01
Cambodia	339	0.01	589	0.02
Cameroon	885	0.04	1,135	0.05
Canada	81,342	3.43	81,592	3.38
Cape Verde	15	*	265	0.01
Central African Republic	119	0.01	369	0.02
Chad	1,364	0.06	1,614	0.07
Chile	11,710	0.49	11,960	0.50
China	24,500	1.03	24,750	1.02
Colombia	12,606	0.53	12,856	0.53
Comoros	14	*	264	0.01
Congo, Dem. Rep. of	2,159	0.09	2,409	0.10
Congo, Republic of	131	0.01	381	0.02
Costa Rica	952	0.04	1,202	0.05
Côte d'Ivoire	3,544	0.15	3,794	0.16
Croatia	2,882	0.12	3,132	0.13
Cyprus	2,139	0.09	2,389	0.10
Czech Republic	8,913	0.38	9,163	0.38
Denmark	18,554	0.78	18,804	0.78
Djibouti	21	*	271	0.01
Dominica	42	*	292	0.01
Dominican Republic	1,187	0.05	1,437	0.06
Ecuador	2,161	0.09	2,411	0.10
Egypt, Arab Republic of	12,360	0.52	12,610	0.52
El Salvador	29	*	279	0.01
Equatorial Guinea	43	*	293	0.01
Eritrea	935	0.04	1,185	0.05
Estonia	1,434	0.06	1,684	0.07
Ethiopia	127	0.01	377	0.02
Fiji	287	0.01	537	0.02
Finland	15,697	0.66	15,947	0.66
France	121,015	5.11	121,265	5.02
Gabon	1,268	0.05	1,518	0.06
Gambia, The	94	*	344	0.01
Georgia	1,380	0.06	1,630	0.07
Germany	128,908	5.44	129,158	5.35
Ghana	5,071	0.21	5,321	0.22
Greece	6,898	0.29	7,148	0.30
Grenada	74	*	324	0.01
Guatemala	1,084	0.05	1,334	0.06
Guinea	339	0.01	589	0.02
Guinea-Bissau	18	*	268	0.01
Guyana	1,392	0.06	1,642	0.07
Haiti	822	0.03	1,072	0.04
Honduras	495	0.02	745	0.03
Hungary	10,932	0.46	11,182	0.46
Iceland	42	*	292	0.01
India	81,342	3.43	81,592	3.38
Indonesia	28,539	1.20	28,789	1.19
Iran, Islamic Republic of	1,444	0.06	1,694	0.07
Iraq	147	0.01	397	0.02
Ireland	1,290	0.05	1,540	0.06
Israel	2,135	0.09	2,385	0.10
Italy	81,342	3.43	81,592	3.38
Jamaica	4,282	0.18	4,532	0.19
Japan	141,174	5.96	141,424	5.86
Jordan	941	0.04	1,191	0.05
Kazakhstan	4,637	0.20	4,887	0.20
Kenya	4,041	0.17	4,291	0.18
Kiribati	12	*	262	0.01
Korea, Republic of	15,946	0.67	16,196	0.67
Kosovo	1,454	0.06	1,704	0.07
Kuwait	9,947	0.42	10,197	0.42
Kyrgyz Republic	1,720	0.07	1,970	0.08
Lao People's Dem. Rep.	278	0.01	528	0.02
Latvia	2,150	0.09	2,400	0.10

	Capital stock		Voting power	
Members	Amount paid	Percent of total	Number of votes	Percent of total
Lebanon	$ 135	0.01	385	0.02
Lesotho	71	*	321	0.01
Liberia	83	*	333	0.01
Libya	55	*	305	0.01
Lithuania	2,341	0.10	2,591	0.11
Luxembourg	2,139	0.09	2,389	0.10
Macedonia, FYR of	536	0.02	786	0.03
Madagascar	432	0.02	682	0.03
Malawi	1,822	0.08	2,072	0.09
Malaysia	15,222	0.64	15,472	0.64
Maldives	16	*	266	0.01
Mali	451	0.02	701	0.03
Malta	1,615	0.07	1,865	0.08
Marshall Islands	663	0.03	913	0.04
Mauritania	214	0.01	464	0.02
Mauritius	1,665	0.07	1,915	0.08
Mexico	27,589	1.16	27,839	1.15
Micronesia, Fed. States of	744	0.03	994	0.04
Moldova	1,192	0.05	1,442	0.06
Mongolia	144	0.01	394	0.02
Montenegro	1,035	0.04	1,285	0.05
Morocco	9,037	0.38	9,287	0.38
Mozambique	322	0.01	572	0.02
Myanmar	666	0.03	916	0.04
Namibia	404	0.02	654	0.03
Nepal	822	0.03	1,072	0.04
Netherlands	56,131	2.37	56,381	2.33
New Zealand	3,583	0.15	3,833	0.16
Nicaragua	715	0.03	965	0.04
Niger	147	0.01	397	0.02
Nigeria	21,643	0.91	21,893	0.91
Norway	17,599	0.74	17,849	0.74
Oman	1,187	0.05	1,437	0.06
Pakistan	19,380	0.82	19,630	0.81
Palau	25	*	275	0.01
Panama	1,007	0.04	1,257	0.05
Papua New Guinea	1,147	0.05	1,397	0.06
Paraguay	436	0.02	686	0.03
Peru	6,898	0.29	7,148	0.30
Philippines	12,606	0.53	12,856	0.53
Poland	7,236	0.31	7,486	0.31
Portugal	8,324	0.35	8,574	0.36
Qatar	1,650	0.07	1,900	0.08
Romania	2,661	0.11	2,911	0.12
Russian Federation	81,342	3.43	81,592	3.38
Rwanda	306	0.01	556	0.02
Samoa	35	*	285	0.01
Sao Tome and Principe	439	0.02	689	0.03
Saudi Arabia	30,062	1.27	30,312	1.26
Senegal	2,299	0.10	2,549	0.11
Serbia	1,803	0.08	2,053	0.09
Seychelles	27	*	277	0.01
Sierra Leone	223	0.01	473	0.02
Singapore	177	0.01	427	0.02
Slovak Republic	4,457	0.19	4,707	0.19
Slovenia	1,585	0.07	1,835	0.08
Solomon Islands	37	*	287	0.01
Somalia	83	*	333	0.01
South Africa	15,948	0.67	16,198	0.67
Spain	37,026	1.56	37,276	1.54
Sri Lanka	7,135	0.30	7,385	0.31
St. Kitts and Nevis	638	0.03	888	0.04
St. Lucia	74	*	324	0.01
Sudan	111	*	361	0.01
Swaziland	684	0.03	934	0.04
Sweden	26,876	1.13	27,126	1.12
Switzerland	41,580	1.75	41,830	1.73
Syrian Arab Republic	194	0.01	444	0.02
Tajikistan	1,212	0.05	1,462	0.06
Tanzania	1,003	0.04	1,253	0.05
Thailand	10,941	0.46	11,191	0.46
Timor-Leste	777	0.03	1,027	0.04
Togo	808	0.03	1,058	0.04
Tonga	34	*	284	0.01
Trinidad and Tobago	4,112	0.17	4,362	0.18
Tunisia	3,566	0.15	3,816	0.16
Turkey	14,545	0.61	14,795	0.61
Turkmenistan	810	0.03	1,060	0.04
Uganda	735	0.03	985	0.04
Ukraine	9,505	0.40	9,755	0.40
United Arab Emirates	4,033	0.17	4,283	0.18
United Kingdom	121,015	5.11	121,265	5.02
United States	569,379	24.03	569,629	23.59
Uruguay	3,569	0.15	3,819	0.16
Uzbekistan	3,873	0.16	4,123	0.17
Vanuatu	55	*	305	0.01
Venezuela, Rep. Boliv. de	27,588	1.16	27,838	1.15
Vietnam	446	0.02	696	0.03
Yemen, Republic of	715	0.03	965	0.04
Zambia	1,286	0.05	1,536	0.06
Zimbabwe	2,120	0.09	2,370	0.10
Total June 30, 2009	$ 2,369,396	100.00+	2,414,896	100.00+
Total June 30, 2008	$ 2,365,634	100.00+	2,410,384	100.00+

* Less than .005 percent.
\+ May differ from the sum of the individual percentages shown because of rounding.

The notes to the consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow.IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan participations, underwritings and guarantees. In addition to project finance and resource mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The consolidated financial statements include the financial statements of IFC, three subsidiaries, and two variable interest entities (VIEs) (see Note W). The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). On August 5, 2009, the Board of Directors of IFC (the Board) approved these consolidated financial statements for issue. Following the Board's approval of these consolidated financial statements, IFC has evaluated subsequent events through August 5, 2009, the date of issue.

Consolidated financial statements presentation – As discussed more fully in Note Y to IFC's consolidated financial statements as of and for the year ended June 30, 2008, during the year ended June 30, 2008, IFC restated previously reported results for the year ended June 30, 2007. In addition, certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Functional currency – IFC's functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments) and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Fair Value Option and Fair Value Measurements – Effective July, 1, 2007, IFC adopted Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements (SFAS No. 157)* and SFAS No. 159, *The Fair Value Option of Financial Assets and Financial Liabilities* (SFAS No. 159 or the Fair Value Option). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. SFAS No. 159 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment. Additionally, SFAS No. 159 allows for a one-time election for existing positions upon adoption. SFAS No. 157 and SFAS No.159 are to be applied prospectively. The cumulative effect of remeasuring items for which the Fair Value Option has been elected effective July 1, 2007 has been reported as an adjustment to the July 1, 2007 balance of retained earnings.

The Fair Value Option

Effective July 1, 2007, IFC elected the Fair Value Option for the following financial assets and financial liabilities existing at the time of adoption and entered into during the year ended June 30, 2008 and the year ended June 30, 2009:

(i) direct equity investments in which IFC has significant influence and other financial interests (e.g. loans) to such investees;
(ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in Limited Liability Partnerships (LLPs) and Limited Liability Corporations (LLCs) that maintain specific ownership accounts and loans or guarantees to such investees; and
(iii) all market borrowings, except for such borrowings having no associated derivative instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create a fair value-like or cash flow-like hedge relationship, a substantial amount of which were previously designated as accounting hedges in accordance with SFAS No. 133. Measuring at fair value those borrowings for which the Fair Value Option has been elected at fair value mitigates the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply SFAS No. 133's complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because such borrowings fund assets with similar characteristics.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the consolidated balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, SFAS No. 159 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees, therefore, the Fair Value Option was also applied to those loans effective July 1, 2007. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

Fair Value Measurements

SFAS No. 157 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming the highest and best use for the asset by market participants. The highest and best use of the IFC assets and liabilities measured at fair value is considered to be in exchange, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under SFAS No. 157, fair value measurements are not adjusted for transaction costs.

Pursuant to the adoption of SFAS No. 157, IFC now reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

The fair value hierarchy established by SFAS No, 157 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments which are listed in markets that provide readily determinable fair values, government issues, money market funds and borrowings that are listed on exchanges.

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the portion of IFC's borrowings not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Included in Level 3 are the majority of equity investments for which IFC has elected the Fair Value Option.

Translation of currencies – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at June 30, 2009 and June 30, 2008. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Effective July 1, 2007, certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in income from loans and guarantees on the consolidated income statement.

IFC enters into loans with income participation, prepayment and conversion features; these features are bifurcated and separately accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended, if they meet the definition of a derivative, are not considered to be clearly and closely related to their host loan contracts and their host loan contracts are not accounted for at fair value through net income. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC's accounting policies for loans as indicated herein.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Net loan origination costs and fees are amortized over the estimated life of the originated loan to which the fees relate; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines include internal country and loan risk ratings, and the impairment potential of the loan portfolio based on IFC's historical portfolio loss experience on mature loans.

The reserve against losses on loans reflects estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Effective July 1, 2007, equity investments which are listed in markets that provide readily determinable fair values are accounted for as available-for-sale securities at fair value with unrealized gains and losses being reported in other comprehensive income in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. As noted above under "Fair Value Option and Fair Value Measurements", also effective July 1, 2007, direct equity investments in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence (and prior to July 1, 2007 certain investments representing more than 20% ownership) and which are not listed in markets that provide readily determinable fair values are carried at cost less impairment.

Prior to July 1, 2007, IFC's investments in companies where it had significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts were accounted for under the equity method.

IFC's investments in certain private equity funds in which IFC is deemed to be the Primary Beneficiary of a VIE, as the presumption of control by the fund manager or the general partner has been overcome, are fully consolidated into IFC's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments on the consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income.

Dividends and profit participations received on equity investments are generally recorded as income when received in freely convertible currencies. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income in income from equity investments when received in freely convertible currencies. Capital losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with equity investments; these are accounted for in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of equity investments – Equity investments accounted for at cost less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other than temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other than temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income - subsequent decreases in fair value, if not other than temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities on the consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative.

Impairment of debt securities – Debt securities in the investment portfolio are assessed for impairment each quarter. Beginning April 1, 2009, when impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, (2) it is more likely than not that IFC will be required to sell the security before recovery, or (3) IFC does not expect to recover the entire amortized cost basis of the security. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent increases and decreases - if not an additional other-than-temporary impairment - in the fair value of debt securities are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Prior to April 1, 2009, an identified impairment was generally deemed to be other-than-temporary unless IFC was able to demonstrate it had the ability and intent to hold the debt security for the period for which recovery was anticipated. Debt securities that were impaired and for which the impairment was deemed to be other than temporary were written down to the impaired value, which became the new cost basis in the debt security. Other-than-temporary impairments were recognized in net income.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net gains and losses on other non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC's consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient organization is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient organization disburses the funds to a non-related party. On occasion, recipient organizations which are deemed to be controlled by IFC will acquire certain investment assets other than cash. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. In such cases, IFC includes those assets on its consolidated balance sheet, where they remain until the recipient organization disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient organization. Investments resulting from such designations are recorded on IFC's consolidated balance sheet in the year in which they occur, also having effect of reducing the respective designated retained earnings for such purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Liquid asset portfolio – IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto- and student loans-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and cash equivalents in the consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition.

Repurchase and resale agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Effective July 1, 2007, substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated income statement.

Prior to July 1, 2007, where borrowings were part of a designated hedging relationship employing derivative instruments, the carrying amount was adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks were reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated income statement. All other borrowings were recorded at the amount repayable at maturity, adjusted for unamortized premiums and unaccreted discounts.

Interest on borrowings, amortization of premiums accretion of discounts are reported in charges on borrowings.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management.

All derivative instruments are recorded on the consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The fair value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net gains and losses on other non-trading financial instruments accounted for at fair value.

Prior to July 1, 2007, IFC designated certain hedging relationships in its borrowing activities as fair value hedges. For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument were reported in net gains and losses on other non-trading financial instruments accounted for at fair value, together with offsetting fair value gains or losses on the hedged item that were attributable to the risk being hedged. IFC generally matches the terms of its derivatives with the terms of the specific underlying borrowing hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument differed. The resulting ineffectiveness calculated for such relationships was recorded in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated income statement. Fair value gains and losses on derivative instruments not in the liquid asset portfolio and not qualifying as a hedge were reported in the net gains and losses on other non-trading financial instruments accounted for at fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IFC has not designated any hedging relationships as cash flow hedges and subsequent to June 30, 2007, IFC has not designated any hedging relationships as fair value hedges.

The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for all lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net gains and losses on other non-trading financial instruments accounted for at fair value. Fees and spreads charged on these transactions are recorded in other income in the consolidated income statement on an accrual basis.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. Prior to July 1, 2007 IFC designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There were a small number of fair value-like and cash flow-like hedging transactions for which no hedge relationships were designated. Effective July 1, 2007, IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument is used to create a fair value-like or cash flow-like hedge relationship. Changes in the fair value of such borrowings and the associated derivatives are reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated income statement. Subsequent to June 30, 2007, these items are no longer designated as hedges.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedges.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return cash collateral associated with these master netting agreements. As of June 30, 2009, IFC had no outstanding obligations to return cash collateral under master netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Variable Interest Entities – In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46)*. During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46R)*. FIN 46 and FIN 46R define certain VIEs and require parties to such entities to assess and measure variable interests in the VIEs for the purposes of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE. An entity that will absorb a majority of a VIE's expected losses or expected residual returns is deemed to be the primary beneficiary of the VIE and must include the assets, liabilities, and results of operations of the VIE in its consolidated financial statements.

IFC has a number of investments in VIEs which it manages and supervises in a manner consistent with other portfolio investments. Note W provides further details regarding IFC's variable interests in VIEs.

Recently adopted accounting standards – In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS No. 161). SFAS No. 161 requires enhanced disclosures about derivatives and hedging activities to enable a better understanding of their effects on the reporting entity's financial position, financial performance, and cash flows. It is effective for the first set of financial statements for a reporting period, annual or interim, that begins after November 15, 2008, which was the three months ended March 31, 2009 for IFC.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in accordance with US GAAP. SFAS No. 162 was effective November 15, 2008. Adoption of SFAS No. 162 did not have a material impact on IFC's financial position, results of operations or cash flows.

On October 10, 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-3, *Determining the Fair Value of a Financial Asset When a Market for That Asset Is Not Active* (FSP FAS 157-3). FAP FAS 157-3 was effective upon its release and clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 did not have a material impact on IFC's financial position, results of operations or cash flows.

On September 12, 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective date of FASB Statement No. 161* (FSP FAS 133-1 and FIN 45-4). FSP FAS 133-1 and FIN 45-4 amends SFAS No. 133 to require a seller of credit derivatives, including credit derivatives embedded in hybrid instruments, to provide disclosures for each credit derivative (or group of similar credit derivatives) for each statement of financial position presented and clarifies the effective date for SFAS No. 161 (see third preceding paragraph above for effective date of SFAS No. 161). FSP FAS 133-1 and FIN 45-4 was effective for annual or interim reporting periods ending after November 15, 2008 (which was the three months ended December 31, 2008 for IFC).

On December 11, 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities* (FSP FAS 140-4 and FIN 46(R)-8). FSP 140-4 and FIN 46(R)-8 requires additional disclosures about transfers of financial assets and an enterprise's involvement with VIEs, including Qualifying Special Purpose Entities (QSPEs). Transferors of financial assets must disclose (1) the terms of any arrangements that could require them to provide financial or other support to a transferee (including VIEs and nontransferor QSPEs for which the transferor is the primary beneficiary, sponsor or servicer or in which the transferor has a significant variable interest) and (2) the type and amount of financial or other support provided during the period to those transferees that was not contractually required and the reasons for providing it. FSP FAS 140-4 and FIN 46(R)-8 also requires disclosure of (1) the details of any Special Purpose Entities (SPEs) involved in a transfer, including the nature, purpose, size, and activities of the SPE, and how it was financed, (2) with respect to VIEs (a) the method of determining whether an enterprise is the primary beneficiary of a VIE, including significant judgments and assumptions made, and (b) whether the consolidation conclusion has changed in the most recent financial statements, (3) with respect to QSPEs for which the enterprise is the sponsor or the servicer (a) details about the QSPE including the nature, purpose, size, and activities of the QSPE, and how it is financed, and (b) the enterprise's maximum exposure to loss as a result of its involvement with the QSPE, and (4) how servicing assets and liabilities are reported under FAS 140. FSP FAS 140-4 and FIN 46(R)-8 were effective for the first interim or fiscal reporting period ending after December 15, 2008 (which was the three months ended December 31, 2008 for IFC).

On January 12, 2009, the FASB issued FSP EITF 99-20-1, *Amendments to Impairment Guidance of EITF Issue No. 99-20* (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment model in EITF 99-20 for certain investments in securitized financial assets to remove its exclusive reliance on "market participant" estimates of future cash flows used in determining fair value, thus allowing the reporting entity to apply reasonable judgment in assessing whether an other-than-temporary impairment has occurred with respect to those investments. FSP EITF 99-20-1 was effective for interim and annual reporting periods ending after December 15, 2008 (which was the three months ended December 31, 2008 for IFC) and did not have a material impact on IFC's financial position, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 165, *Subsequent Events*. SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. It sets forth the period after the balance sheet date during which events or transactions must be evaluated for recognition or disclosure, the circumstances under which events or transactions occurring after balance date should be recognized in the financial statements, and the related disclosures that should be made. SFAS No. 165 was effective for interim and annual financial statements ending after June 15, 2009 (which was the year ended June 30, 2009 for IFC. The adoption of SFAS No. 165 had no material impact on IFC's financial position, results of operations or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On April 9, 2009, the FASB issued FSP 157-4, *Determining Fair Value When the Level of Activity for an Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP FAS 157-4). FSP FAS 157-4 provides additional guidance for estimating fair value in inactive markets and for distressed transactions. Under FSP FAS157-4, reporting entities are required to determine whether there has been a significant decrease in market activity for an asset or liability, in which case further analysis of transactions and quoted prices is needed to determine if significant adjustment is necessary to arrive at an estimate of fair value in accordance with SFAS No. 157. Reporting entities are also required to evaluate whether a transaction was orderly based on the weight of the evidence. If the transaction was orderly or the reporting entity does not have sufficient information to conclude whether the transaction was orderly, the reporting entity must consider that transaction price when estimating fair value - the amount of weight placed on that transaction price will depend on the facts and circumstance with less weight being placed on transactions where there is not sufficient information to conclude whether the transaction was orderly. If the transaction was not orderly, the reporting entity must place little, if any weight, on that transaction price. Regardless of the valuation techniques used, companies must include appropriate risk adjustments that reflect an orderly transaction between market participants under current market conditions. FSP FSP 157-4 also requires additional disclosures of the inputs and valuation techniques used to measure fair value and a discussion of any changes in those techniques. FSP FAS 157-4 was effective for the first interim or annual reporting period ending after June 15, 2009 (which is the three months ended June 30, 2009 for IFC) and must be prospectively applied. The adoption of FSP FAS 157-4 had no material impact on IFC's financial position, results of operations or cash flows.

On April 9, 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments,* (FSP FAS 115-2 and 124-2). FSP 115-2 and 124-2 modify the indicator of other-than-temporary-impairment (OTTI) for debt securities and incorporates factors currently included in other authoritative literature into the model for determining whether a debt security is other-than-temporarily-impaired. Among other things, FSP FAS115-2 and 124-2 change the amount of OTTI recognized in net income when there is a credit loss component to an impairment of a debt security which the reporting entity does not intend to sell and is not more likely than not to be required to sell prior to recovery of its amortized cost basis. In those situations the OTTI representing credit losses must be recognized in net income - the noncredit-related portion must be recognized in other comprehensive income. In addition, FSP FAS 115-2 and 124-2 requires disclosures regarding the types of debt and equity securities held, unrealized loss positions for which OTTI has not been recognized, the reasons that a portion of an OTTI was not recognized in net income and the methodology and significant inputs used to determine the portion of OTTI recognized in net income. FSP FAS 115-2 and 124-2 was effective for interim and annual reporting periods ending after June 15, 2009 (which is the three months ended June 30, 2009 for IFC) and must be applied to existing and new investments held as of the beginning of the interim period of adoption. IFC adopted FSP FAS 115-2 and 124-2 effective April 1, 2009. The adoption of FSP FAS 115-2 and 124-2 resulted in the reclassification of non-credit-related OTTI on debt securities to other comprehensive income of $34 million in the year ended June 30, 2009.

Accounting and financial reporting developments – In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations* (SFAS No. 141(R)). SFAS No. 141(R) replaces SFAS No. 141, *Business Combination*, but retains its fundamental requirement that the acquisition method of accounting (formerly referred to as the purchase method) be used for all business combinations and for the acquirer to be identified for each business combination. Among other things, SFAS No. 141(R) requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest in the acquiree at the acquisition date measured at their fair values, with limited exceptions. SFAS No. 141(R) requires acquisition related costs to be recognized separately from the acquisition. Acquirers in a step acquisition must recognize the identifiable assets and liabilities, as well as the full amount of the non-controlling interests in the acquiree, at the full amounts of their fair value under SFAS No. 141(R). SFAS No. 141(R) is effective prospectively to business combinations/acquisitions on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (which is the year ending June 30, 2010 for IFC) and is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 151* (SFAS No. 160). SFAS No. 160 clarifies that non-controlling interests in a consolidated entity should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts attributable to both the parent and the non-controlling interest and disclosure on the consolidated statement of income of the amounts of income attributable to the parent and to the non-controlling interest. SFAS No. 160 clarifies that all changes in a parent's ownership interest that do not result in loss of control are equity transactions and requires that a parent recognize gain or loss when a subsidiary is deconsolidated. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 (which is the year ending June 30, 2010 for IFC) and is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 163, *Accounting for Financial Guarantee Insurance contracts - an interpretation of FASB Statement No. 60.* (SFAS No. 163) SFAS No. 163 requires insurance enterprises that issue financial guarantee contracts to initially recognize the premium received as unearned premium revenue and to recognize that premium revenue over the period in which the protection is provided and in proportion to it. It also requires recognition of a claim liability before an event of default if there is evidence that credit deterioration of the guaranteed obligation has occurred. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008 (which is the year ending June 30, 2010 for IFC). SFAS No. 163 is not expected to apply to IFC.

On April 9, 2009 the FASB issued FSP 107-1 and APB 28-1, *Interim Disclosures About Fair Value of Financial Instruments* (FSP FAS 107-1 and APB 28-1). FSP FAS 107-1 and APB 28-1 requires disclosure about the fair value of financial instruments for interim reporting periods that were previously required only for annual reporting periods. FSP FAS 107-1 and APB 28-1 are effective for interim periods ending after June 15, 2009 (which is the three months ending September 30, 2009 for IFC).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 166). SFAS No. 166 removes the concept of a qualifying special-purpose entity (QSPE) from Statement 140 and removes the exception from applying FIN 46 to QSPEs. It clarifies Statement 140's objective of determining whether a transferor has surrendered control over transferred financial assets, and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the entire financial asset has not been transferred and/or when the transferor has continuing involvement with the transferred financial asset. SFAS No. 166 defines the term *participating interest* to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. If the transfer does not meet those conditions, a transferor must account for the transfer as a sale only if it transfers an entire financial asset and surrenders control over the entire transferred assets in accordance with the conditions in Statement 140, as amended. SFAS No. 166 requires that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of a financial asset. SFAS No. 166 also requires enhanced financial statement disclosures about transfers of financial assets and a transferor's continuing involvement in transferred financial assets. SFAS No. 166 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ended June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC is evaluating the provisions of SFAS No. 166.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* (SFAS No. 167). SFAS No. 167 amends FIN 46(R) to require the analysis of whether the reporting entity's variable interests give it a controlling financial interest in a VIE. If so, the reporting entity is considered to be the primary beneficiary and must consolidate the VIE. SFAS No. 167 defines a controlling interest as an interest having both the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE. SFAS No. 167 requires on-going assessments of whether the reporting entity is the primary beneficiary of a VIE and eliminates the quantitative approach previously required for determining the primary beneficiary of a VIE. SFAS No. 167 also amends FIN 46(R) to require a troubled debt restructuring to be considered an event that requires reconsideration of whether an entity is a VIE and whether a reporting entity is the primary beneficiary of a VIE. SFAS No. 167 requires enhanced disclosures aimed at providing more transparent information about an enterprise's involvement in VIE's and nullifies FASB FSP 140-4 and FIN 46(R)-8. However, the content of the enhanced disclosures is generally consistent with that previously required by FSP FAS 140-4 and FIN 46(R)-8. SFAS No. 167 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which is the year ended June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC is evaluating the provisions of SFAS No. 167.

In June 2009, The FASB issued SFAS No. 168, *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting principles, a replacement of FASB Statement No. 162* (SFAS No. 168). SFAS No. 168 establishes the FASB Accounting Standards Codification™ (Codification) as the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. On the effective date of SFAS No. 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. Following SFAS No. 168, the FASB will not issue new standards in the form of SFASs, FINs or EITF abstracts. Instead, it will issue Accounting Standards Updates, which will serve only to update the Codification. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009 (which is the three months end September 30, 2009 for IFC). SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles,* identified the sources of accounting principles used in preparing financial statements of nongovernmental entities that are presented in conformity with GAAP and arranged these sources of GAAP in a hierarchy to be applied accordingly. Once the Codification is in effect, all of its content will carry the same level of authority effectively superseding SFAS No. 162. SFAS No. 168 is not expected to have a material impact on IFC's financial position, results of operations or cash flows.

In addition, during the year ended June 30, 2009, the FASB issued and/or approved various FASB Staff Positions (FSP), EITF Issues Notes, and other interpretative guidance related to Statements of Financial Accounting Standards and Accounting Principles Board (APB) Opinions. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flow of IFC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B – LIQUID ASSET PORTFOLIO

The composition of IFC's liquid asset portfolio included in the consolidated balance sheet captions is as follows (US$ millions):

	June 30, 2009	June 30, 2008
Assets		
Cash and due from banks	$ 11	$ 31
Time deposits	3,429	8,411
Trading securities	20,243	12,346
Securities purchased under resale agreements	544	35
Receivables and other assets:		
Receivables from unsettled security trades	604	1,647
Accrued interest income on time deposits and securities	108	104
Accrued income on derivative instruments	9	2
Derivative assets	105	13
Total assets	25,053	22,589
Liabilities		
Payables and other liabilities:		
Payables for unsettled security trades	619	1,872
Accrued charges on derivative instruments	25	(1)
Securities sold under repurchase agreements and payable for cash collateral received	6,388	6,018
Derivative liabilities	157	78
Total liabilities	7,189	7,967
Total net liquid asset portfolio	$ 17,864	$ 14,622

The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent less than 2.6% of the portfolio at June 30, 2009 (less than 4.8% - June 30, 2008).

Trading securities

Trading securities comprises:

	Year ended June 30, 2009	At June 30, 2009	
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$ 6,231	$ 8,160	2.5
Asset-backed securities	4,886	4,964	19.6
Corporate securities	2,603	6,427	2.5
Money market funds	1,090	692	1.0
Total trading securities	$ 14,810	$ 20,243	

	Year ended June 30, 2008	At June 30, 2008	
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$ 6,147	$ 6,334	4.1
Asset-backed securities	5,930	5,439	26.3
Corporate securities	338	250	1.6
Money market funds	953	323	1.0
Total trading securities	$ 13,368	$ 12,346	

The expected maturity of the asset-backed securities may be significantly shorter than the contractual maturity, as reported above, due to prepayment features.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Trading securities at June 30, 2009 includes securities with a fair value of $872 million, which are rated less than triple-A by one or more Rating Agency ($243 million - June 30, 2008).

Income from liquid asset trading portfolio

Income from the liquid asset trading portfolio for the years ended June 30, 2009, June 30, 2008 and June 30, 2007 comprises (US$ millions):

	2009	2008	2007
Interest income	$ 510	$ 662	$ 674
Net losses on trading activities:			
Realized gains (losses)	334	80	(3)
Unrealized losses	(368)	(276)	(55)
Net losses on trading activities	(34)	(196)	(58)
Foreign currency transaction (losses) gains	(2)	7	2
Total income from liquid asset trading portfolio	**$ 474**	**$ 473**	**$ 618**

Net losses on trading activities comprises net losses on asset-backed and mortgage-backed securities of $368 million in the year ended June 30, 2009 ($474 million - year ended June 30, 2008; $34 million - year ended June 30, 2007) and net gains on other trading securities of $334 million in the year ended June 30, 2009 ($278 million gains - year ended June 30, 2008; $24 million losses - year ended June 30, 2007).

The annualized rate of return on the trading liquid asset portfolio, calculated as total income from liquid asset trading portfolio divided by fair value average daily balance, during the year ended June 30, 2009, was 3.2% (3.5% - year ended June 30, 2008; 3.8% - year ended June 30, 2007). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.

Collateral

The estimated fair value of securities held by IFC at June 30, 2009 as collateral, in connection with derivatives transactions and purchase and resale agreements, that may be sold or repledged was $1,139 million ($318 million - June 30, 2008).

Collateral given by IFC to a counterparty in connection with repurchase agreements that may be sold or repledged by the counterparty approximates the amounts classified as Securities sold under repurchase agreements and payable for cash collateral received.

NOTE C – INVESTMENTS

The carrying value of investments at June 30, 2009 and June 30, 2008 comprises (US$ millions):

	June 30, 2009	June 30, 2008
Loans		
Loans at amortized cost	$ 16,180	$ 14,981
Less: Reserve against losses on loans	(1,238)	(848)
Net loans	14,942	14,133
Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $466 - June 30, 2009, $266 - June 30, 2008)	386	248
Total Loans	**15,328**	**14,381**
Equity investments		
Equity investments at cost less impairment	2,101	2,616
Equity investments accounted for at fair value as available-for-sale* (cost $963 - June 30, 2009, $1,146 - June 30, 2008)	1,927	3,573
Equity investments accounted for at fair value under the Fair Value Option (cost $1,041 - June 30, 2009, $555 - June 30, 2008)	1,316	1,129
Total equity investments	**5,344**	**7,318**
Debt securities		
Debt securities available-for-sale (amortized cost $1,500 - June 30, 2009, $1,407 - June 30, 2008)	1,542	1,620
Total debt securities	**1,542**	**1,620**
Total carrying value of investments	**$ 22,214**	**$ 23,319**

* Unrealized gains on equity investments accounted for at fair value as available-for-sale at June 30, 2009 excludes $12 million ($20 million at June 30, 2008) in respect of equity investments that were previously listed in markets that provided readily determinable fair values that currently do not provide readily determinable fair values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The distribution of the investment portfolio by sector is as follows (US$ millions):

	June 30, 2009				June 30, 2008			
	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Finance and insurance	$ 5,525	$ 1,871	$ 1,246	$ 8,642	$5,793	$ 2,166	$ 1,215	$ 9,174
Electric power	1,689	199	69	1,957	1,078	270	86	1,434
Oil, gas and mining	1,350	280	15	1,645	1,024	304	15	1,343
Transportation and warehousing	1,192	37	5	1,234	1,142	32	6	1,180
Food and beverages	957	43	-	1,000	1,002	64	-	1,066
Nonmetallic mineral product manufacturing	885	94	3	982	823	80	2	905
Chemicals	761	146	13	920	658	136	8	802
Information	722	71	57	850	547	98	56	701
Agriculture and forestry	642	140	11	793	485	123	11	619
Collective investment vehicles	17	639	-	656	29	515	-	544
Industrial and consumer products	527	93	22	642	514	46	24	584
Wholesale and retail trade	485	60	5	550	438	58	5	501
Primary metals	520	3	-	523	534	7	-	541
Pulp and paper	437	49	-	486	423	59	-	482
Health care	207	112	65	384	172	35	65	272
Accommodation and tourism services	336	28	16	380	325	44	16	385
Utilities	106	151	-	257	76	183	-	259
Construction and real estate	196	49	-	245	69	38	-	107
Textiles, apparel and leather	138	3	6	147	123	5	5	133
Plastics and rubber	21	15	-	36	32	18	-	50
Education services	30	-	-	30	44	2	-	46
Professional, scientific and technical services	5	12	6	23	5	14	-	19
Total disbursed portfolio	**16,748**	**4,095**	**1,539**	**22,382**	**15,336**	**4,297**	**1,514**	**21,147**
Unrealized gains on equity investments held by consolidated VIEs		10		10		20		20
Unrealized gains on equity investments accounted for at fair value as available-for-sale		964		964		2,427		2,427
Unrealized gains on equity investments accounted for at fair value under the Fair Value Option		275		275		574		574
Unrealized gains on debt securities			3	3			106	106
Reserves against losses on loans	(1,238)			(1,238)	(848)			(848)
Unrealized losses on loans accounted for at fair value under the Fair Value Option	(80)			(80)	(18)			(18)
Unamortized deferred loan origination fees, net	(103)			(103)	(90)			(90)
Unamortized SFAS No. 133 transition adjustment	1			1	1			1
Carrying value of investments	**$ 15,328**	**$ 5,344**	**$ 1,542**	**$ 22,214**	**$ 14,381**	**$ 7,318**	**$ 1,620**	**$ 23,319**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The distribution of the investment portfolio by geographical region is as follows (US$ millions):

	June 30, 2009				June 30, 2008			
	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Latin America and Caribbean	$ 4,598	$ 993	$ 730	$ 6,321	$ 4,240	$ 1,017	$ 714	$ 5,971
Europe and Central Asia	4,728	1,064	247	6,039	4,924	1,249	251	6,424
Asia	4,278	1,107	322	5,707	3,699	1,218	315	5,232
Middle East and North Africa	1,504	565	38	2,107	1,240	386	40	1,666
Sub-Saharan Africa	1,361	297	131	1,789	1,017	358	129	1,504
Other	279	69	71	419	216	69	65	350
Total disbursed portfolio	**16,748**	**4,095**	**1,539**	**22,382**	**15,336**	**4,297**	**1,514**	**21,147**
Unrealized gains on equity investments held by consolidated VIEs		10		10		20		20
Unrealized gains on equity investments accounted for at fair value as available-for-sale		964		964		2,427		2,427
Unrealized gains on equity investments accounted for at fair value under the Fair Value Option		275		275		574		574
Unrealized gains on debt securities			3	3			106	106
Reserves against losses on loans	(1,238)			(1,238)	(848)			(848)
Unrealized losses on loans accounted for at fair value under the Fair Value Option	(80)			(80)	(18)			(18)
Unamortized deferred loan origination fees, net	(103)			(103)	(90)			(90)
Unamortized SFAS No. 133 transition adjustment	1			1	1			1
Carrying value of investments	**$ 15,328**	**$ 5,344**	**$ 1,542**	**$ 22,214**	**$ 14,381**	**$ 7,318**	**$ 1,620**	**$ 23,319**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D – LOANS AND GUARANTEES

Loans

The currency composition and average contractual rate of the loan portfolio are summarized below:

	June 30, 2009 Amount (US $ millions)	June 30, 2009 Average contractual rate (%)	June 30, 2008 Amount (US $ millions)	June 30, 2008 Average contractual rate (%)
US dollar	$ 12,312	4.4	$ 10,602	5.9
Euro	2,170	4.2	2,082	6.8
Russian ruble	314	11.4	507	8.9
Chinese renminbi	291	5.2	290	5.2
Indonesian rupiah	250	11.7	258	10.2
Indian rupee	233	8.2	273	8.3
Brazilian real	102	12.7	213	12.1
Mexican peso	75	5.7	195	9.4
New Turkish lira	2	14.7	4	14.7
Other currencies:				
OECD currencies	201	5.7	68	3.9
Non-OECD currencies	798	9.5	844	10.3
Total disbursed loan portfolio	**16,748**	**5.0**	**15,336**	**6.6**
Reserves against losses on loans	(1,238)		(848)	
Unamortized deferred loan origination fees, net	(103)		(90)	
Unrealized losses on loans accounted for at fair value under the Fair Value Option	(80)		(18)	
Unamortized SFAS No. 133 transition adjustment	1		1	
Carrying value of loans	**$ 15,328**		**$ 14,381**	

After the effect of interest rate swaps and currency swaps, IFC's loans are principally denominated in variable rate US dollars.

Loans in all currencies are repayable during the years ending June 30, 2010 through June 30, 2014 and thereafter, as follows (US$ millions):

	2010	2011	2012	2013	2014	Thereafter	Total
Fixed rate loans	$ 563	$ 601	$ 416	$ 378	$ 511	$ 1,027	$ 3,496
Variable rate loans	1,835	1,776	1,973	1,796	1,626	4,246	13,252
Total disbursed loan portfolio	**$ 2,398**	**$ 2,377**	**$ 2,389**	**$ 2,174**	**$ 2,137**	**$ 5,273**	**16,748**
Reserves against losses on loans							(1,238)
Unamortized deferred loan origination fees, net							(103)
Unrealized losses on loans accounted for at fair value under the Fair Value Option							(80)
Unamortized SFAS No. 133 transition adjustment							1
Carrying value of loans							**$ 15,328**

At June 30, 2009, 21% of the disbursed loan portfolio consisted of fixed rate loans (25% - June 30, 2008), while the remainder was at variable rates. At June 30, 2009, the disbursed loan portfolio included $148 million of loans serving as collateral under secured borrowing arrangements ($170 million - June 30, 2008). IFC's disbursed variable rate loans generally reprice within one year.

Income from loans and guarantees for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, comprise the following (US$ millions):

	2009	2008	2007
Interest income	$ 879	$ 1,015	$ 1,010
Commitment fees	29	28	23
Other financial fees	25	40	29
Unrealized losses on loans accounted for at fair value under the Fair Value Option	(62)	(18)	-
Income from loans and guarantees	**$ 871**	**$ 1,065**	**$ 1,062**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reserves against losses on loans

Changes in the reserve against losses on loans for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, are summarized below (US$ millions):

	Year ended June 30, 2009		
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 219	$ 629	$ 848
Provision for losses on loans	109	332	441
Write offs	(41)	-	(41)
Recoveries of previously written off loans	15	-	15
Foreign currency transaction adjustments	(1)	(23)	(24)
Other adjustments	(1)	-	(1)
Ending balance	$ 300	$ 938	$ 1,238

	Year ended June 30, 2008		
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 291	$ 541	$ 832
Provision for (release of provision for) losses on loans	(34)	71	37
Write offs	(47)	-	(47)
Recoveries of previously written off loans	8	-	8
Foreign currency transaction adjustments	5	17	22
Other adjustments	(4)	-	(4)
Ending balance	$ 219	$ 629	$ 848

	Year ended June 30, 2007		
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 378	$ 520	$ 898
Provision for (release of provision for) losses on loans	(53)	12	(41)
Write offs	(39)	-	(39)
Recoveries of previously written off loans	3	-	3
Foreign currency transaction adjustments	4	9	13
Other adjustments	(2)	-	(2)
Ending balance	$ 291	$ 541	$ 832

The provision for losses on loans and guarantees in the consolidated income statement for the year ended June 30, 2009 includes $3 million release of provision in respect of guarantees ($1 million provision - year ended June 30, 2008; $2 million release - year ended June 30, 2007). At June 30, 2009 the accumulated reserve for losses on guarantees, included in the consolidated balance sheet in payables and other liabilities, was $14 million ($17 million - June 30, 2008). Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.

Loans on which the accrual of interest has been discontinued amounted to $457 million at June 30, 2009 ($369 million - June 30, 2008). Interest income not recognized on nonaccruing loans during the year ended June 30, 2009 totaled $47 million ($78 million - year ended June 30, 2008; $70 million - year ended June 30, 2007). Interest income recognized on loans in nonaccrual status, related to current and prior years, during the year ended June 30, 2009 was $18 million ($19 million - year ended June 30, 2008; $21 million - year ended June 30, 2007) on a cash basis. The average recorded investment in impaired loans during the year ended June 30, 2009, was $450 million ($390 million - year ended June 30, 2008). The recorded investment in impaired loans at June 30, 2009 was $552 million ($347 million - June 30, 2008).

Guarantees

Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at June 30, 2009, totaled $2,055 million ($1,924 million - June 30, 2008). Guarantees of $1,365 million that were outstanding (i.e., not called) at June 30, 2009 ($1,141 million - June 30, 2008), were not included in loans on the IFC's consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – DEBT SECURITIES

Debt securities accounted for as available-for-sale comprise (US$ millions):

	June 30, 2009				June 30, 2008			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate debt securities:								
Amortized cost	1,169				1,081			
Foreign currency transaction gains	39				99			
Total Corporate debt securities	$ 1,208	$ 17	$ (54)	$ 1,171	$ 1,180	$ 14	$ (12)	$ 1,182
Preferred shares	196	65	(3)	258	145	121	-	266
Asset-backed securities:								
Amortized cost	67				98			
Foreign currency transaction gains	-				8			
Total Asset-backed securities	67	-	-	67	106	-	-	106
Other debt securities	68	-	(22)	46	83	9	(26)	66
Total	$ 1,539	$ 82	$ (79)	$ 1,542	$ 1,514	$ 144	$ (38)	$ 1,620

The fair value, unrealized losses and length of time of unrealized losses on debt securities accounted for as available-for-sale at June 30, 2009 are summarized below (US$ millions):

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate debt securities	$ 791	$ (30)	$ 214	$ (24)	$ 1,005	$ (54)
Preferred shares	13	(3)	-	-	13	(3)
Other debt securities	4	(2)	42	(20)	46	(22)
Total	$ 808	$ (35)	$ 256	$ (44)	$ 1,064	$ (79)

Debt securities have contractual maturities during years ending June 30, 2010, through June 30, 2014 and thereafter, as follows (US$ millions):

	2010	2011	2012	2013	2014	Thereafter	Total
Corporate debt securities	$ 8	$ 72	$ 55	$ 220	$ 210	$ 643	$ 1,208
Asset-backed securities	-	-	-	-	-	67	67
Total	$ 8	$ 72	$ 55	$ 220	$ 210	$ 710	1,275
Unrealized losses on debt securities accounted for as available-for-sale							(37)
Carrying value of debt securities with contractual maturities							$ 1,238

The expected maturity of the asset-backed securities may differ from the contractual maturity, as reported above, due to prepayment features. In addition, IFC has $304 million of redeemable preferred shares and other debt securities with undefined maturities ($332 million - June 30, 2008).

The currency composition and average contractual rate of the debt securities with contractual maturities are summarized below:

	June 30, 2009		June 30, 2008	
	Amount (US $ millions)	Average contractual rate (%)	Amount (US $ millions)	Average contractual rate (%)
Brazilian real	$ 728	12.7	$ 709	10.7
US dollar	302	3.9	297	5.5
Euro	33	4.1	63	7.6
Other non-OECD currencies	212	10.0	217	9.8
Total disbursed debt securities	**1,275**	**9.9**	**1,286**	**9.2**
Unrealized (losses) gains on debt securities accounted for as available-for-sale	(37)		2	
Carrying value of debt securities	$ 1,238		$ 1,288	

After the effect of interest rate swaps and currency swaps, IFC's debt securities with contractual maturities are principally denominated in variable rate US dollars.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income from debt securities available-for-sale for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, comprise the following (US$ millions):

	2009	2008	2007
Interest income	$ 64	$ 49	$ 13
Realized gains on debt securities	8	104	1
Impairment losses on debt securities:			
Total other-than-temporary impairment losses	(42)	-	-
Portion of losses recognized in other comprehensive income	34	-	-
Net impairment losses recognized in net income	(8)	-	-
Dividends	7	10	13
Total income from debt securities	$ 71	$ 163	$ 27

Realized gains on sales of debt securities includes gains on non-monetary exchanges and recoveries.

NOTE F – EQUITY INVESTMENTS

(Loss) income from equity investments for the years ended June 30, 2009, June 30, 2008 and June 30, 2007 comprises the following (US$ millions):

	2009	2008	2007
Realized gains on equity investments	$ 1,004	$ 1,396	$ 1,941
Unrealized (losses) gains on equity investments accounted for at fair value under the Fair Value Option	(299)	12	-
Dividends and profit participations	311	428	385
Amortization of UJVs conditional asset retirement obligations	(2)	(1)	(2)
Income from investments accounted for under the equity method	-	-	19
Other- than-temporary impairment losses:			
Equity investments at cost less impairment	(605)	(140)	(40)
Equity investments available-for-sale	(453)	-	-
Total other- than-temporary impairment losses on equity investments	(1,058)	(140)	(40)
Custody, fees and other	2	(7)	(11)
Total (loss) income from equity investments	$ (42)	$ 1,688	$ 2,292

Realized gains on equity sales includes gains on non-monetary exchanges and are net of losses on sales of equity investments.

Dividends and profit participations include $56 million ($59 million - year ended June 30, 2008; $64 million - year ended June 30, 2007) of receipts received in freely convertible currency, net of cash disbursements, in respect of investments accounted for under the cost recovery method, for which cost has been fully recovered.

NOTE G – INVESTMENT TRANSACTIONS APPROVED BUT NOT COMMITTED AND COMMITTED BUT NOT DISBURSED OR UTILIZED

Investment transactions approved by the Board of Directors but not committed, loan, equity and debt security commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized are summarized below (US$ millions):

	June 30, 2009	June 30, 2008
Investment transactions approved but not committed:		
Loans, equity investments and debt securities	$ 6,145	$ 5,878
Guarantees	2,320	1,366
Client risk management facilities	120	90
Total investment transactions approved but not committed	8,585	7,334
Investment transactions committed but not disbursed:		
Loans, equity investments and debt securities	9,870	9,132
Investment transactions committed but not utilized:		
Guarantees	690	783
Client risk management facilities	104	120
Total investment transactions committed but not disbursed or utilized	10,664	10,035
Total investment transactions approved but not disbursed or utilized	$ 19,249	$ 17,369

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE H – LOAN PARTICIPATIONS

Loan participations arranged to be placed with Participants in respect of loans approved by the Board of Directors, loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding which are serviced by IFC for the Participants are as follows (US$ millions):

	June 30, 2009	June 30, 2008
Loan participations arranged to be placed with Participants approved but not committed	$ 4,044	$ 3,644
Loan participations signed as commitments but not disbursed	1,318	1,952
Loan participations arranged to be placed with Participants approved but not disbursed	**$ 5,362**	**$ 5,596**
Loan participations disbursed and outstanding which are serviced by IFC	**$ 6,669**	**$ 5,541**

NOTE I – RECEIVABLES AND OTHER ASSETS

Receivables and other assets are summarized below (US$ millions):

	June 30, 2009	June 30, 2008
Receivables from unsettled security trades	$ 604	$ 1,647
Accrued interest income on time deposits and securities	111	104
Accrued income on derivative instruments	379	359
Accrued interest income on loans	225	237
Prepaid pension and other postretirement benefit costs	228	571
Headquarters building:		
Land	89	89
Building	214	211
Less: Building depreciation	(57)	(52)
Headquarters building, net	246	248
Deferred charges and other assets	237	213
Total receivables and other assets	**$ 2,030**	**$ 3,379**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J – BORROWINGS

Market borrowings and associated derivatives

IFC's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2009							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)	Notional amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)
US dollar	$ 13,319	3.6	$ 12,413	1.2	$ 16,379 (16,710)	1.6 (3.3)	$ 25,401	1.4
Japanese yen	4,757	2.6	(4,757)	(2.6)	-	-	-	-
Australian dollar	2,964	6.0	(2,964)	(6.0)	-	-	-	-
South African rand	1,492	9.1	(1,492)	(9.1)	-	-	-	-
New Turkish lira	927	12.6	(927)	(12.6)	-	-	-	-
New Zealand dollar	824	7.1	(824)	(7.1)	-	-	-	-
Pound sterling	800	5.6	(800)	(5.6)	-	-	-	-
Canadian dollar	702	4.6	(702)	(4.6)	-	-	-	-
Euro	358	6.0	(358)	(6.0)	-	-	-	-
Chinese renminbi	293	3.3	-	-	-	-	293	3.3
Brazilian real	250	10.6	(148)	(9.7)	-	-	102	12.0
Hong Kong dollar	244	5.1	(244)	(5.1)	-	-	-	-
Moroccan dirham	125	4.5	(125)	(4.5)	-	-	-	-
Swiss franc	94	4.8	(94)	(0.2)	93 (93)	0.2 (4.8)	-	
C.F.A. franc	48	4.8	(44)	(4.8)	-	-	4	4.8
Mexican peso	15	7.0	(15)	(7.0)	-	-	-	-
Principal at face value	**27,212**		**$ (1,081)**		**$ (331)**		**$ 25,800**	**1.4**
Less: Unamortized discounts, net	(677)							
Total market borrowings	**26,535**							
Fair value adjustments	(875)							
Carrying value of market borrowings	**$ 25,660**							

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2008							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)	Notional amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)
US dollar	$ 7,818	4.4	$ 11,853	2.6	$ 7,154	2.8	$ 19,209	2.7
					(7,616)	(4.4)		
Japanese yen	4,416	4.4	(4,416)	(4.4)	-	-	-	-
Australian dollar	2,626	6.4	(2,626)	(6.4)	-	-	-	-
Pound sterling	1,805	5.5	(1,805)	(5.5)	-	-	-	-
South African rand	1,418	8.8	(1,418)	(8.8)	-	-	-	-
New Zealand dollar	974	7.2	(974)	(7.2)	-	-	-	-
Canadian dollar	805	4.6	(805)	(4.6)	-	-	-	-
Euro	463	5.3	(463)	(5.3)	-	-	-	-
Chinese renminbi	291	3.3	-	-	-	-	291	3.3
Hong Kong dollar	242	5.1	(242)	(5.1)	-	-	-	-
New Turkish lira	203	14.5	(203)	(14.5)	-	-	-	-
Moroccan dirham	137	4.5	(137)	(4.5)	-	-	-	-
Brazilian real	126	12.0	-	-	-	-	126	12.0
Swiss franc	110	2.1	(110)	(2.5)	97	2.7	-	
					(97)	(2.2)		
C.F.A. franc	53	4.8	(48)	(4.8)	-	-	5	4.8
Mexican peso	19	7.0	(19)	(7.0)	-	-	-	-
Principal at face value	**21,506**		**$ (1,413)**		**$ (462)**		**$ 19,631**	**2.8**
Less: Unamortized discounts, net	(639)							
Total market borrowings	**20,867**							
Fair value adjustments	(660)							
Carrying value of market borrowings	**$ 20,207**							

The net currency obligation in Chinese renminbi, Brazilian real and C.F.A. franc at June 30, 2009 has funded on-balance sheet loans with similar characteristics in such currencies.

The weighted average cost of IFC's borrowings outstanding from market sources after currency and interest rate swap transactions was 1.4% at June 30, 2009 (2.8% - June 30, 2008). The weighted average remaining maturity of IFC's borrowings from market sources was 7.3 years at June 30, 2009 (8.7 years - June 30, 2008).

Charges on borrowings for the year ended June 30, 2009 include $7 million of interest expense on secured borrowings ($11 million - year ended June 30, 2008; $8 million - year ended June 30, 2007) and is net of $61 million of gains on buybacks of market borrowings, net ($2 million - June 30, 2008; $1 million - year ended June 30, 2007).

The net nominal amount receivable from currency swaps of $1,081 million and the net notional amount receivable from interest rate swaps of $331 million at June 30, 2009 ($1,413 million and $462 million - June 30, 2008), shown in the above table, are represented by currency and interest rate swap assets at fair value of $1,300 million and currency and interest rate swap liabilities at fair value of $896 million ($1,313 million and $575 million - June 30, 2008), included in derivative assets and derivative liabilities, respectively, on the consolidated balance sheet.

Short term Borrowings

In the year ended June 30, 2009 IFC implemented a Discount Note program which provides for issuances with maturities ranging from overnight to one year. There were no issuances outstanding at June 30, 2009.

Borrowings from IBRD

Borrowings outstanding from IBRD are summarized below:

	June 30, 2009		June 30, 2008	
	Principal amount (US$ millions)	Weighted average cost (%)	Principal amount (US$ millions)	Weighted average cost (%)
Saudi Arabian riyal	$ 50	4.5	$ 50	4.5
US dollar	1	8.0	4	7.7
Total borrowings outstanding from IBRD	**$ 51**		**$ 54**	

The weighted average remaining maturity of borrowings from IBRD was 7.8 years at June 30, 2009 (8.4 years - June 30, 2008). Charges on borrowings for the year ended June 30, 2009, includes $2 million ($3 million - year ended June 30, 2008; $3 million - year ended June 30, 2007) in respect of IBRD borrowings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Maturity of borrowings

The principal amounts repayable on borrowings outstanding in all currencies, gross of any premiums or discounts, during the years ending June 30, 2010, through June 30, 2014, and thereafter are summarized below (US$ millions):

	2010	2011	2012	2013	2014	Thereafter	Total
Borrowings from market sources	$ 4,330	$ 3,760	$ 2,179	$ 3,259	$ 5,341	$ 8,343	$ 27,212
Borrowings from IBRD	1	-	8	8	9	25	51
Total borrowings, gross	**$ 4,331**	**$ 3,760**	**$ 2,187**	**$ 3,267**	**$ 5,350**	**$ 8,368**	**27,263**
Less: Unamortized discounts, net							(677)
Fair value adjustments							(875)
Carrying value of borrowings							**$ 25,711**

After the effect of interest rate and currency swaps, IFC's borrowings generally reprice within one year.

NOTE K – PAYABLES AND OTHER LIABILITIES

Payables and other liabilities are summarized below (US$ millions):

	June 30, 2009	June 30, 2008
Accrued charges on borrowings	$ 357	$ 324
Accrued charges on derivative instruments	207	240
Payables for unsettled security trades	619	1,872
Secured borrowings	148	170
Accounts payable, accrued expenses and other liabilities	345	870
Deferred income	33	47
Total payables and other liabilities	**$ 1,709**	**$ 3,523**

NOTE L – CAPITAL TRANSACTIONS

IFC's authorized share capital was increased to $2,450 million through two capital increases in 1992. The subscription and payment period for shares then allocated ended on August 1, 1999, but IFC has agreed to defer the payment date for certain member countries beyond this date. Pursuant to these arrangements, $0 of subscribed shares remained unpaid at June 30, 2009 (less than $1 million - June 30, 2008).

During the year ended June 30, 2009, 3,104 shares were subscribed and paid by member countries at a par value of $1,000 each (532 - year ended June 30, 2008; 100 - year ended June 30, 2007). During the year ended June 30, 2009, payment was received from outstanding subscriptions in the amount of less than $1 million ($0 - year ended June 30, 2008; $0 - year ended June 30, 2007).

Under IFC's Articles of Agreement, in the event a member withdraws from IFC, IFC and the member may negotiate on the repurchase of the member's capital stock on such terms as may be appropriate under the circumstances. Such agreement may provide, among other things, for a final settlement of all obligations of the member to IFC. If such an agreement is not made within six months after the member withdraws or such other time as IFC and the member may agree, the repurchase price of the member's capital stock shall be the value thereof shown by the books of IFC on the day when the member withdraws. The repurchase of capital stock is subject to certain conditions including payments in installments, at such times and in such available currency or currencies as IFC reasonably determines, taking into account the financial position of IFC. IFC's Articles of Agreement also provide for the withdrawing member to repay losses on loans and equity investments in excess of reserves provided on the date of withdrawal.

NOTE M – OTHER INCOME

Other income for the year ended June 30, 2009, predominantly comprises $22 million of fees collected from clients for expenses incurred by IFC, included in administrative expenses ($23 million - year ended June 30, 2008; $20 million - year ended June 30, 2007), $3 million of income from consolidated entities ($7 million - year ended June 30, 2008; $7 million - year ended June 30, 2007) and income under other reimbursable arrangements of $5 million ($6 million - year ended June 30, 2008; $7 million - year ended June 30, 2007).

NOTE N – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Through June 30, 2008, IFC had designated retained earnings in the cumulative amount of $750 million for advisory services. IFC had recognized cumulative expenditures of $312 million through June 30, 2008. At June 30, 2008, retained earnings designated for advisory services totaled $438 million. On August 7, 2008, IFC's Board of Directors approved the designation of $100 million of IFC's retained earnings for advisory services, which was noted with approval by IFC's Board of Governors on October 13, 2008. IFC has recorded expenditures for advisory services totaling $129 million for the year ended June 30, 2009 ($123 million - year ended June 30, 2008; $96 million - year ended

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007). At June 30, 2009, retained earnings designated for advisory services totaled $409 million.

Through June 30, 2008, IFC had designated retained earnings in the cumulative amount of $250 million for performance-based grants. IFC has recognized cumulative expenditures of $62 million through June 30, 2008. At June 30, 2008, retained earnings designated for performance-based grants totaled $188 million. IFC has recorded expenditure for performance-based grants totaling $5 million for the year ended June 30, 2009 ($27 million - year ended June 30, 2008; $0 - year ended June 30, 2007). At June 30, 2009, retained earnings designated for performance-based grants totaled $183 million.

Through June 30, 2008, IFC had designated retained earnings in the cumulative amount of $100 million for IFC SME Ventures for IDA countries. IFC has recorded expenditure of $1 million for the year ended June 30, 2009 ($0 - year ended June 30, 2008). At June 30, 2009, retained earnings designated for IFC SME Ventures for IDA countries totaled $99 million.

Through June 30, 2009, IFC had designated retained earnings in the cumulative amount of $100 million for a Global Infrastructure Project Development Fund. IFC has not recognized any expenditure through June 30, 2009.

Through June 30, 2008, IFC had designated retained earnings in the cumulative amount of $650 million for grants to IDA for IDA to use in providing financing in the form of grants in addition to loans, all in furtherance of IFC's purpose as stated in its Articles of Agreement. On August 7, 2008, IFC's Board of Directors approved the designation of $450 million for grants to IDA for use by IDA in the form of grants in furtherance of IFC's purpose as stated in its Articles of Agreement, which was noted with approval by IFC's Board of Governors on October 13, 2008. All designations have been expensed.

Designated retained earnings at June 30, 2009 and June 30, 2008 are summarized as follows (US$ millions):

	June 30, 2009	June 30, 2008
Advisory services	$ 409	$ 438
Performance-based grants	183	188
IFC SME Ventures for IDA countries	99	100
Global Infrastructure Project Development Fund	100	100
Total designated retained earnings	**$ 791**	**$ 826**

The components of accumulated other comprehensive income at June 30, 2009 and June 30, 2008 are summarized as follows (US$ millions):

	June 30, 2009	June 30, 2008
Net unrealized gains on debt securities	$ 42	$ 216
Net unrealized gains on equity investments	976	2,447
Unrecognized net actuarial (losses) gains and unrecognized prior service credits (costs) on benefit plans	(306)	40
Cumulative effect of adoption of FSP FAS 115-2	(1)	-
Total accumulated other comprehensive income	**$ 711**	**$ 2,703**

NOTE O – NET GAINS (LOSSES) ON OTHER NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net gains (losses) on other non-trading financial instruments accounted for at fair value for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, comprises (US$ millions):

	2009	2008	2007
Unrealized gains (losses) on market borrowings accounted for at fair value:			
Credit spread component	$ 668	$ (34)	$ (43)
Interest rate, foreign exchange and other components	(452)	48	(130)
Total unrealized gains (losses) on market borrowings	216	14	(173)
Unrealized gains on derivatives associated with market borrowings	165	3	180
Net unrealized gains on market borrowings and associated derivatives	381	17	7
Unrealized (losses) gains on derivatives associated with loans	(83)	8	(9)
Unrealized gains (losses) on derivatives associated with debt securities	1	(2)	(5)
Net gains (losses) on derivatives associated with equity investments	153	86	(92)
Net gains (losses) on other non-trading financial instruments accounted for at fair value	**$ 452**	**$ 109**	**$ (99)**

As discussed in Note A, "Summary of significant accounting and related policies", market borrowings with associated derivatives are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in "Net unrealized gains on market borrowings and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows on the market borrowings.

NOTE P – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, "Summary of significant accounting and related policies", IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under SFAS No. 133. Note A describes how and why IFC uses derivative instruments. The fair value of derivative instrument assets and liabilities by contract type at June 30, 2009 is summarized as follows (US$ millions):

Balance sheet location	June 30, 2009 Fair value
Derivative assets	
Interest rate contracts	$ 361
Foreign exchange contracts	200
Interest rate and currency contracts	1,299
Equity contracts	327
Other derivative contracts	8
Total derivative assets	$ 2,195
Derivative liabilities	
Interest rate contracts	$ 314
Foreign exchange contracts	202
Interest rate and currency contracts	1,037
Equity contracts	-
Other derivative contracts	-
Total derivative liabilities	$ 1,553

The effect of derivative contracts on the income statement for the year ended June 30, 2009 is summarized as follows (US$ millions):

Derivative category	Income statement location	June 30, 2009
Interest rate contracts	Income from loans and guarantees	$ (17)
	Income from liquid asset trading activities	(67)
	Charges on borrowings	150
	Other income	19
	Net gains (losses) on other non-trading financial instruments accounted for at fair value	54
Foreign exchange contracts	Foreign currency transaction gains (losses) on non-trading activities	(68)
	Net gains (losses) on other non-trading financial instruments accounted for at fair value	(4)
Interest rate and currency contracts	Income from loans and guarantees	(140)
	Income from debt securities	(63)
	Income from liquid asset trading activities	(6)
	Charges on borrowings	450
	Foreign currency transaction gains (losses) on non-trading activities	322
	Net gains (losses) on other non-trading financial instruments accounted for at fair value	19
Equity contracts	Net gains (losses) on other non-trading financial instruments accounted for at fair value	158
Other derivative contracts	(Loss) income from equity investments	6
	Net gains (losses) on other non-trading financial instruments accounted for at fair value	7
Total		$ 820

The income related to each derivative category includes realized and unrealized gains and losses on both derivative instruments and nonderivative instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At June 30, 2009, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $20,393 million, foreign exchange contracts was $267 million and interest rate and currency contracts was $17,769 million. At June 30, 2009, there were 89 equity contracts and 3 other derivative contracts related to IFC's loan and equity investment portfolio recognized as derivatives assets or liabilities under SFAS No. 133.

IFC enters into interest rate and currency derivatives under standard industry contracts that contain credit risk-linked contingent features with respect to collateral requirements. Should IFC's credit rating be downgraded from the current AAA, the credit support annexes of these standard swap agreements detail, by swap counterparty, the collateral requirements IFC must satisfy in this event. The aggregate fair value of derivatives containing a credit risk-linked contingent feature in a net liability position was $533 million at June 30, 2009. At June 30, 2009 IFC had no collateral posted under these agreements. If IFC was downgraded from the current AAA to AA+, then collateral in the amount of $151 million would be required to be posted against net liability positions by counterparty at June 30, 2009.

Many of IFC's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the realizable values, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their historical values.

The estimated fair values reflect the interest rate environments as of June 30, 2009 and June 30, 2008. In different interest rate environments, the fair value of IFC's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

The methodologies used and key assumptions made to estimate fair values as of June 30, 2009, and June 30, 2008, are summarized below.

Liquid assets - The primary pricing source for the liquid assets is valuations obtained from independent commercial pricing services. The most liquid securities in the liquid asset portfolio are exchange traded futures and options and US treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with SFAS No. 157. Liquid assets valued using quoted market prices are also classified as Level 1. US Treasuries are valued using index prices and also classified Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC's evaluation of the vendor's pricing methodologies. Where vendor prices are not available, liquid assets are valued using model prices; liquid assets valued using model prices are classified as Level 2 or Level 3 depending on the degree that model inputs are observable in the market place.

Derivative instruments - Fair values for covered forwards were derived by using quoted market forward exchange rates. Fair values for other derivative instruments were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Loans and loan commitments - As of June 30, 2009, IFC enhanced the valuation of the loan portfolio to be consistent with the SFAS No. 157 framework and its SFAS No.159 loan fair value methodology. Fair values of loans were determined on the basis of discounted cash flows, incorporating credit default swap spreads and expected recovery rates. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features were considered in determining the loans' fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. Fair values of loan commitments were based on discounted cash flows.

Equity investments - Fair values of equity investments were determined using market prices where available. Equity investments without available market prices were valued using valuation techniques appropriate to the investment such as recent transactions, discounted cash flows, relative valuation through the use of comparables, net asset values or book values. Where market prices were not available or appropriate valuation techniques were not practical, cost was determined to be the best estimate of fair value.

Borrowings - Fair values were derived by using quoted market prices where available. Otherwise, fair values were derived by determining the present value of estimated future cash flows using appropriate discount rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Estimated fair values of IFC's financial assets and liabilities and off-balance sheet financial instruments are summarized below (US$ millions). IFC's credit exposure is represented by the estimated fair values of its financial assets.

	June 30, 2009		June 30, 2008	
	Carrying amount	Fair Value	Carrying amount	Fair value
Financial assets				
Cash and due from banks, time deposits, securities and securities purchased under resale agreements	$ 25,044	$ 25,044	$ 21,143	$ 21,143
Investments:				
Loans, net	15,328	15,238	14,381	15,001
Cost method equity investments	2,101	4,689	2,616	6,277
Equity investments accounted for at fair value as available-for-sale	1,927	1,927	3,573	3,573
Equity investments accounted for at fair value under the Fair Value Option	1,316	1,316	1,129	1,129
Total equity investments	5,344	7,932	7,318	10,979
Debt securities	1,542	1,542	1,620	1,620
Total investments	22,214	24,712	23,319	27,600
Derivative assets:				
Borrowings-related	1,300	1,300	1,313	1,313
Liquid asset portfolio-related and other	231	231	8	8
Investment-related	629	629	271	271
Client risk management-related	35	35	38	38
Total derivative assets	2,195	2,195	1,630	1,630
Other financial assets	-	25	-	30
Nonfinancial assets	2,030	2,030	3,379	3,379
Total assets	**$ 51,483**	**$ 54,006**	**$ 49,471**	**$ 53,782**
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	$ 6,388	$ 6,388	$ 6,018	$ 6,018
Market and IBRD borrowings outstanding	25,711	25,718	20,261	20,245
Derivative liabilities:				
Borrowings-related	896	896	575	575
Liquid asset portfolio-related and other	280	280	74	74
Investment-related	342	342	721	721
Client risk management-related	35	35	38	38
Total derivative liabilities	1,553	1,553	1,408	1,408
Nonfinancial liabilities	1,709	1,709	3,523	3,523
Total liabilities	**$ 35,361**	**$ 35,368**	**$ 31,210**	**$ 31,194**

Other financial assets comprise standalone stock options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $20 million at June 30, 2009 ($19 million - June 30, 2008).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q – CURRENCY POSITION

IFC conducts its operations for loans, debt securities, equity investments, time deposits, trading securities, and borrowings in multiple currencies. IFC's policy is to minimize the level of currency risk by closely matching the currency of its assets (other than equity investments and quasi-equity investments) and liabilities by using hedging instruments. IFC's equity investments in enterprises located in its developing member countries are typically made in the local currency of the country. As a matter of policy, IFC carries the currency risk of equity investments and quasi-equity investments and funds these investments from its capital and retained earnings. The following table summarizes IFC's exposure in major currencies at June 30, 2009, and June 30, 2008 (US$ millions):

	June 30, 2009					
	US dollar	Euro	Japanese yen	Other currencies	Fair value and other adjustments	Total
Assets						
Cash and cash equivalents	$ 3,717	$ 97	$ 3	$ 440	$ -	$ 4,257
Trading securities	19,897	338	-	8	-	20,243
Securities purchased under resale agreements	544	-	-	-	-	544
Investments:						
Loans	12,157	2,149	39	2,221	-	16,566
Less: Reserve against losses on loans	(984)	(156)	(2)	(96)	-	(1,238)
Net loans	11,173	1,993	37	2,125	-	15,328
Equity investments	-	-	-	5,344	-	5,344
Debt securities	563	33	-	946	-	1,542
Total investments	11,736	2,026	37	8,415	-	22,214
Derivative assets	5,383	363	4,755	8,163	(16,469)	2,195
Receivables and other assets	1,582	111	53	284	-	2,030
Total assets	**$ 42,859**	**$ 2,935**	**$ 4,848**	**$ 17,310**	**$ (16,469)**	**$ 51,483**
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 6,116	$ 272	$ -	$ -	$ -	$ 6,388
Borrowings	12,117	356	4,759	8,479	-	25,711
Derivative liabilities	13,778	1,884	39	3,021	(17,169)	1,553
Payables and other liabilities	1,393	29	48	239	-	1,709
Total liabilities	**$ 33,404**	**$ 2,541**	**$ 4,846**	**$ 11,739**	**$ (17,169)**	**$ 35,361**

	June 30, 2008					
	US dollar	Euro	Japanese yen	Other currencies	Fair value and other adjustments	Total
Assets						
Cash and cash equivalents	$ 7,962	$ 54	$ 7	$ 739	$ -	$ 8,762
Trading securities	12,188	131	19	8	-	12,346
Securities purchased under resale agreements	35	-	-	-	-	35
Investments:						
Loans	10,515	2,070	39	2,605	-	15,229
Less: Reserve against losses on loans	(631)	(108)	(2)	(107)	-	(848)
Net loans	9,884	1,962	37	2,498	-	14,381
Equity investments	-	-	-	7,318	-	7,318
Debt securities	631	63	-	926	-	1,620
Total investments	10,515	2,025	37	10,742	-	23,319
Derivative assets	5,118	460	4,414	8,201	(16,563)	1,630
Receivables and other assets	2,657	349	76	297	-	3,379
Total assets	**$ 38,475**	**$ 3,019**	**$ 4,553**	**$ 19,987**	**$ (16,563)**	**$ 49,471**
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 6,018	$ -	$ -	$ -	$ -	$ 6,018
Borrowings	6,714	460	4,419	8,668	-	20,261
Derivative liabilities	12,877	1,797	41	3,542	(16,849)	1,408
Payables and other liabilities	2,831	340	71	281	-	3,523
Total liabilities	**$ 28,440**	**$ 2,597**	**$ 4,531**	**$ 12,491**	**$ (16,849)**	**$ 31,210**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – SEGMENT REPORTING

For management purposes, IFC's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending, investing in debt and equity securities, and advisory services activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services is allocated to the client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of IFC's segments are, in all material respects, consistent with those described in Note A, "Summary of Significant Accounting and Related Policies."

An analysis of IFC's major components of income and expense by business segment for the years ended June 30, 2009, June 30, 2008, and June 30, 2007, is given below (US$ millions):

	2009			2008			2007		
	Client services	Treasury services	Total	Client services	Treasury services	Total	Client services	Treasury services	Total
Income from loans and guarantees	$ 857	$ 14	$ 871	$ 1,054	$ 11	$ 1,065	$ 1,062	$ -	$ 1,062
(Provision for) release of provision for losses on loans and guarantees	(438)	-	(438)	(38)	-	(38)	43	-	43
(Loss) income from equity Investments	(42)	-	(42)	1,688	-	1,688	2,292	-	2,292
Income from debt securities	71	-	71	163	-	163	27	-	27
Income from liquid asset trading activities	-	474	474	-	473	473	-	618	618
Charges on borrowings	(303)	(185)	(488)	(528)	(254)	(782)	(510)	(291)	(801)
Other income	153	-	153	113	-	113	99	-	99
Other expenses	(617)	(12)	(629)	(547)	(8)	(555)	(493)	(7)	(500)
Foreign currency transaction gains (losses) on non-trading activities	10	-	10	(39)	-	(39)	(5)	-	(5)
Expenditures for advisory services	(129)	-	(129)	(123)	-	(123)	(96)	-	(96)
Expenditures for performance -based grants and for IFC SME Ventures for IDA countries	(6)	-	(6)	(27)	-	(27)	-	-	-
Net gains (losses) on other non-trading financial instruments accounted for at fair value	71	381	452	92	17	109	(106)	7	(99)
Grants to IDA	(450)	-	(450)	(500)	-	(500)	(150)	-	(150)
Net (loss) income	$ (823)	$ 672	$ (151)	$ 1,308	$ 239	$ 1,547	$ 2,163	$ 327	$ 2,490

Geographical segment data in respect of client services are disclosed in Note C, and the composition of Liquid Assets is provided in Note B.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

IFC uses a June 30 measurement date for its pension and other postretirement benefit plans. The amounts presented below reflect IFC's respective share of the costs, assets and liabilities of the plans.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the fiscal years ended June 30, 2009, June 30, 2008, and June 30 2007 (US$ millions):

	SRP			RSBP			PEBP		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Benefit cost									
Service cost	$ 69	$ 64	$ 59	$ 12	$ 10	$ 9	$ 5	$ 4	$ 4
Interest cost	109	92	86	15	11	10	5	3	2
Expected return on plan assets	(172)	(169)	(146)	(17)	(15)	(12)	-	-	-
Amortization of prior service cost	2	2	2	*	-	-	*	-	-
Amortization of unrecognized net loss	-	-	-	3	1	2	3	-	-
Net periodic pension cost (income)	$ 8	$ (11)	$ 1	$ 13	$ 7	$ 9	$ 13	$ 7	$ 6

The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans. For the years ended June 30, 2009, June 30, 2008, and June 30, 2007, expenses for these plans of $34 million, $3 million and $16 million, respectively, were allocated to IFC.

The following table summarizes the projected benefit obligation, fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IFC for the fiscal years ended June 30, 2009, and June 30, 2008 (US$ millions). Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio. IFC has recognized a receivable (prepaid asset) from IBRD and a payable (liability) to IBRD equal to the amount required to support the plan. The assets of the PEBP are invested in fixed income instruments.

	SRP		RSBP		PEBP	
	2009	2008	2009	2008	2009	2008
Projected benefit obligation						
Beginning of year	$ 1,649	$ 1,504	$ 217	$ 179	$ 77	$ 38
Service cost	69	64	12	10	6	4
Interest cost	109	92	14	11	5	3
Participant contributions	23	21	2	2	-	-
Plan amendment	3	1	-	-	-	-
Benefits paid	(71)	(66)	(5)	(5)	(4)	(8)
Actuarial loss (gain)	(227)	33	(32)	20	(7)	40
End of year	1,555	1,649	208	217	77	77
Fair value of plan assets						
Beginning of year	2,239	2,188	198	181	-	-
Participant contributions	23	21	2	2	-	-
Actual return on assets	(392)	64	(36)	3	-	-
Employer contributions	16	32	17	17	-	-
Benefits paid	(71)	(66)	(5)	(5)	-	-
End of year	1,815	2,239	176	198	-	-
Funded status	260	590	(32)	(19)	(77)	(77)
Accumulated benefit obligations	$ 1,099	$ 1,149	$ 208	$ 217	$ 67	$ 69

The $260 million relating to SRP at June 30, 2009 ($590 million - June 30, 2008), is included in receivables and other assets on the consolidated balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the amounts included in accumulated other comprehensive income relating to SFAS No.158 (US$ millions):

Amounts included in accumulated other comprehensive income in the year ended June 30, 2009:

	SRP	RSBP	PEBP	Total
Net actuarial (gain) loss	$ 172	$ 78	$ 46	$ 296
Prior service cost	9	-	1	10
Net amount recognized in accumulated other comprehensive (income) loss	$ 181	$ 78	$ 47	$ 306

Amounts recognized in accumulated other comprehensive income in the year ended June 30, 2008:

	SRP	RSBP	PEBP	Total
Net actuarial (gain) loss	$ (166)	$ 61	$ 57	$ (48)
Prior service cost	8	-	-	8
Net amount recognized in accumulated other comprehensive (income) loss	$ (158)	$ 61	$ 57	$ (40)

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in the year ending June 30, 2010 are as follows (US$ millions):

	SRP	RSBP	PEBP	Total
Net actuarial loss	$ 11	$ 5	$ 2	$ 18
Prior service cost	2	-	-	2
Amount estimated to be amortized into net periodic benefit cost	$ 13	$ 5	$ 2	$ 20

Assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end AAA and AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the years ended June 30, 2009, June 30, 2008, and June 30, 2007:

Weighted average assumptions used to determine projected benefit obligation (%)

	SRP			RSBP			PEBP		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Discount rate	7.00	6.75	6.25	7.00	6.75	6.25	7.00	6.75	6.25
Rate of compensation increase	6.70	7.00	6.50				6.70	7.00	6.50
Health care growth rates - at end of the year				7.00	7.25	6.80			
Ultimate health care growth rate				4.75	5.50	4.75			
Year in which ultimate rate is reached				2017	2016	2012			

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Weighted average assumptions used to determine net periodic pension cost (%)

	SRP			RSBP			PEBP		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Discount rate	6.75	6.25	6.50	6.75	6.25	6.50	6.75	6.25	6.50
Expected return on plan assets	7.75	7.75	7.75	8.25	8.25	8.25			
Rate of compensation increase	7.00	6.50	6.80				7.00	6.50	6.80
Health care growth rates - at end of the year				7.25	6.80	7.60			
Ultimate health care growth rate				5.50	4.75	5.00			
Year in which ultimate rate is reached				2016	2012	2012			

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate (US$ millions):

	One-percentage-point increase	One-percentage-point decrease
Effect on total service and interest cost	$ 7	$ (5)
Effect on postretirement benefit obligation	39	(31)

Investment strategy

The investment policy for the SRP and the RSBP is to optimize the risk-return relationship as appropriate to the respective plan's needs and goals, using a global diversified portfolio of various asset classes. Specifically, the long-term asset allocation is based on an analysis that incorporates expected returns by asset class as well as volatilities and correlations across asset classes and the liability profile of the respective plans, especially in case of SRP. This analysis also provides estimates of potential future contributions and future asset and liability balances. In February 2009, the Pension Finance Committee approved an interim strategic asset allocation (reflected in the table below) for the RSBP based on the asset allocation as of December 2008, pending resumption of work on a detailed strategic asset allocation review after market conditions stabilize in the wake of the recent crisis. Plan assets are managed by external investment managers and monitored by IBRD's pension investment department. The pension plan assets are invested in diversified portfolios of public equity, fixed income, and alternative investments.

The following table presents the asset allocation at June 30, 2009, and June 30, 2008, and the respective target allocation by asset category for the SRP and RSBP (%):

	SRP			RSBP		
	Target Allocation	% of Plan Assets		Target Allocation	% of Plan Assets	
	2009	2009	2008	2009	2009	2008
Asset class						
Fixed income	26	37	33%	32	34	30%
Public equity	14	16	23	24	23	27
Alternative investments	60	47	44	44	43	43
Total	100	100	100	100	100	100
Alternative investments include:						
Private equity	15 %	17.3%	14.8%	22 %	23%	20 %
Real estate	12.5	7.5	7.3	6.0	6	6.1
Hedge funds and active overlay	25	18.4	18.5	16.5	14	16.9
Timber	2.5	0.4	0.2	-	-	-
Infrastructure	2.5	0.7	0.5	-	-	-
Commodities	2.5	2.7	2.6	-	-	-

Estimated future benefits payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2009 (US$ millions):

	SRP	RSBP		PEBP
		Before Medicare Part D subsidy	Medicare Part D subsidy	
July 1, 2009 - June 30, 2010	$ 68	$ 4	$ -	$ 5
July 1, 2010 - June 30, 2011	74	5	-	6
July 1, 2011 - June 30, 2012	80	5	-	6
July 1, 2012 - June 30, 2013	87	6	-	7
July 1, 2013 - June 30, 2014	94	7	-	7
July 1, 2014 - June 30, 2019	577	47	1	46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expected contributions

IFC's contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP for IFC during the fiscal year beginning July 1, 2009, is $49 million and $18 million, respectively.

NOTE T – SERVICE AND SUPPORT PAYMENTS

IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies, and insurance. IFC makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to IFC for the year ended June 30, 2009, were $41 million ($34 million - year ended June 30, 2008; $28 million - year ended June 30, 2007).

NOTE U – MANAGEMENT OF TRUST FUNDS

IFC administers funds received from and on behalf of donors and/or partners (Trust Funds) that are restricted for specific uses in accordance with applicable administration agreements and/or fiscal agency agreements. Specified uses could include, for example, Advisory Services work including feasibility studies, project preparation, implementation of global and regional programs, and research and training programs. IFC may also make contributions to these specific uses of funds in accordance with terms approved by IFC's Board. The IFC contributions can be commingled with donor funds under administration in accordance with administration agreements with donors or fiscal agency agreements, where applicable. The IFC contributions and donor funds are placed in trust and are held in a separate investment portfolio, managed by IBRD, which is not commingled with IFC's liquid assets. IFC funding is included in the consolidated balance sheet of IFC until such time as IFC cedes control of the funds to the recipient.

Execution may be carried out through: a recipient-executed trust fund, an IFC-executed trust fund or a financial intermediary fund.

IFC-executed Trust Funds involve IFC execution of activities as described in relevant administration agreements or IFC Board documents, which define the terms and conditions for use of the funds. Spending authority is exercised by IFC, subject to any restrictions contained in the administration agreements.

Recipient-executed Trust Funds involve activities carried out by a recipient third-party "executing agency." IFC enters into agreements with and disburses funds to these recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.

IFC also enters into financial intermediary fund arrangements under which IFC's services are limited to the role of fiscal agent pursuant to a fiscal agency agreement. Funds are held and disbursed in accordance with the fiscal agency agreement. Trust Fund assets at June 30, 2009, and June 30, 2008, including $187 million at June 30, 2009 ($176 million at June 30, 2008) of funds provided by IFC in its capacity as a donor, are summarized below (US$ millions):

	Total fiduciary assets	
	June 30, 2009	June 30, 2008
Executed by IFC	$ 647	$ 616
Recipient-executed	-	1
Financial intermediary fund	3	5
Total	**$ 650**	**$ 622**

NOTE V – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE W – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATED INVESTMENTS

Subsidiaries

IFC has established a wholly-owned subsidiary, IFC Asset Management Company, LLP to manage two Funds - IFC Capitalization (Equity) Fund, L.P. (the Equity Fund); and IFC Capitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Fund) (collectively, the Funds). The purpose of the Funds is to make investments in eligible banks. IFC is a limited partner, and IFC Capitalization (Equity) Fund (GP), LLC, a wholly-owned subsidiary of IFC, is the general partner of the Equity Fund. IFC is a limited partner and IFC Capitalization (Subordinated Debt) Fund (GP), LLC, a wholly-owned subsidiary of IFC, is the general partner of the Sub-Debt Fund. IFC intends to invest $775 million in the Equity Fund and $225 million in the Sub-Debt Fund, subject to IFC Board of Directors approval of IFC's pro rata share of investments to be made by the Funds.

The establishment of these entities in January 2009 did not have a material impact on the financial position, results of operations or cash flows of IFC in the year ended June 30, 2009.

Variable interest entities

An entity is subject to FIN 46R and is called a variable interest entity (VIE) if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. The primary beneficiary is required to initially measure the assets, liabilities and non controlling interests of the VIE at their carrying amounts at the date on which it becomes the primary beneficiary. The primary beneficiary is also required to disclose information about the nature, purpose, size, and activities of the VIE, and collateral and recourse creditors may have against the VIE.

An enterprise may hold significant variable interests in VIEs, which are not consolidated because the enterprise is not the primary beneficiary. In such cases, the enterprise is required to disclose information about its involvement with and exposure to the VIE, and about the nature, purpose, size, and activities of the VIE.

An enterprise is not required to apply FIN 46R to certain entities if, after making an exhaustive effort, it is unable to obtain the information necessary to: (1) determine whether the entity is a VIE; (2) determine if the enterprise is the primary beneficiary of the possible VIE; or (3) perform the accounting required to consolidate a possible VIE. In such cases, the enterprise is required to disclose the number of entities to which FIN 46R is not being applied, why the information required to apply FIN 46R is not available, the nature, purpose and activities of the entities to which FIN 46R is not being applied, and the enterprise's maximum exposure to the entities to which FIN 46R is not being applied.

Primary beneficiary

IFC has identified five VIEs in which IFC is deemed to be the primary beneficiary at June 30, 2009.

Two of the VIEs have been consolidated into IFC's consolidated financial statements as of June 30, 2009. All consolidated VIEs are in the Collective investment vehicles sector in the Latin America and Caribbean region.

As a result of the consolidation of the two investments described above, IFC's consolidated balance sheet at June 30, 2009 includes additional assets of $10 million in equity investments ($20 million - June 30, 2008), $0 in receivables and other assets ($1 million - June 30, 2008), and additional liabilities of $3 million in payables and other liabilities ($4 million - June 30, 2008).

Other income totaled $2 million during the year ended June 30, 2009 ($7 million - year ended June 30, 2008 and $7 million - year ended June 30, 2007). Other expenses totaled $12 million during the year ended June 30, 2009 ($1 million - year ended June 30, 2008 and $2 million - year ended June 30, 2007).

The remaining three VIEs in which IFC is deemed to be the primary beneficiary have not been consolidated into IFC's consolidated financial statements, as they are significantly impaired and information required to apply the provisions of FIN 46R is not available. Based on the most recent financial data available, total net assets of the three entities is $1 million. IFC's net investments in these three entities totals $10 million, and virtually are all in the Primary metals sector in the Asia region.

Significant variable interests

IFC has identified 83 investments in VIEs in which IFC is not the primary beneficiary but in which it is deemed to hold significant variable interests at June 30, 2009 (49 investments - June 30, 2008). Based on the most recent available data from these VIEs, the size including committed funding of the VIEs in which IFC is deemed to hold significant variable interests totaled $9,552 million at June 30, 2009 ($5,136 million - June 30, 2008). IFC's total investment in and maximum exposure to loss to these investments in VIEs in which IFC is deemed to hold significant variable interests, comprising both disbursed amounts and amounts committed but not yet disbursed, was $2,817 million at June 30, 2009 ($1,201 million - June 30, 2008).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The regional and sectoral analysis of IFC's investments in these VIEs at June 30, 2009 is as follows (US$ millions):

	June 30, 2009					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Asia	$ 994	$ 111	$ 45	$ -	$ -	$ 1,150
Europe and Central Asia	460	93	-	-	-	553
Latin America and Caribbean	361	101	5	10	3	480
Middle East and North Africa	279	47	-	-	-	326
Sub-Saharan Africa	62	64	-	4	-	130
Other	156	-	17	-	5	178
Total VIE investments	$ 2,312	$ 416	$ 67	$ 14	$ 8	$ 2,817

	June 30, 2009					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Utilities, oil, gas and mining	$ 546	$ 74	$ -	$ 10	$ -	$ 630
Transportation and warehousing	430	40	5	-	3	478
Electric Power	450	-	-	-	-	450
Finance and insurance	294	21	62	4	5	386
Collective investment vehicles	-	193	-	-	-	193
Construction and real estate	114	3	-	-	-	117
Nonmetallic mineral product manufacturing	64	46	-	-	-	110
Agriculture and forestry	92	3	-	-	-	95
Industrial and consumer products	87	4	-	-	-	91
Wholesale and retail trade	81	-	-	-	-	81
Food and beverages	36	14	-	-	-	50
Pulp & Paper	32	-	-	-	-	32
Primary metals	27	-	-	-	-	27
Textiles, apparel and leather	22	2	-	-	-	24
Accommodation and tourism services	21	2	-	-	-	23
Health care	5	13	-	-	-	18
Other	11	1	-	-	-	12
Total VIE investments	$ 2,312	$ 416	$ 67	$ 14	$ 8	$ 2,817

NOTE X – THE FAIR VALUE OPTION AND FAIR VALUE MEASUREMENTS

The following table provides the carrying amounts immediately before and after applying the Fair Value Option and SFAS No. 157 and the cumulative adjustment to retained earnings and accumulated other comprehensive income as of July 1, 2007 (US$ millions):

	July 1, 2007		
	Carrying amount prior to adoption	Carrying amount after adoption	Net gain (loss) on adoption
Loans	$ 11,818	$ 11,817	$ (1)
Equity investments accounted for at fair value in accordance with the Fair Value Option	654	938	284
Transfer of amounts previously reported in accumulated other comprehensive income related to equity investments previously accounted for under the equity method now accounted for in accordance with the Fair Value Option			2
Borrowings from market sources	(15,817)	(15,667)	150
Cumulative effect of adoption of SFAS No. 159 on retained earnings			$ 435
Equity investments accounted for at fair value as available-for-sale	$ 837	$ 3,762	$ 2,925
Transfer of amounts previously reported in accumulated other comprehensive income related to equity investments previously accounted for under the equity method now accounted for in accordance with the Fair Value Option			(2)
Cumulative effect of adoption of SFAS No. 157 on accumulated other comprehensive income			$ 2,923

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables provide information as of June 30, 2009 and June 30, 2008, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by SFAS No. 157, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	At June 30, 2009			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Foreign government issues	$ -	$ 1,338	$ -	$ 1,338
US government issues	5,915	907	-	6,822
Asset-backed securities	-	1,753	301	2,054
Collateralized debt obligations	-	-	170	170
Commercial mortgage-backed securities	-	369	13	382
Residential mortgage-backed securities	-	1,946	372	2,318
Other asset-backed securities	-	40	-	40
Corporate securities	-	6,427	-	6,427
Money market funds	692	-	-	692
Total trading securities	6,607*	12,780	856	20,243
Loans (outstanding principal balance $466)	-	-	386	386
Equity investments	1,667	-	1,576	3,243
Debt securities:				
Corporate debt securities	-	-	1,171	1,171
Preferred shares	-	-	258	258
Asset-backed securities	-	-	67	67
Other debt securities	-	-	46	46
Total debt securities	-	-	1,542	1,542
Derivative assets	-	1,860	335	2,195
Total assets at fair value	$ 8,274	$ 14,640	$ 4,695	$ 27,609
Borrowings (outstanding principal balance $26,813**)	$ 8,533	$ 16,728	$ -	$ 25,261
Derivative liabilities	-	1,553	-	1,553
Total liabilities at fair value	$ 8,533	$ 18,281	$ -	$ 26,814

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $711 million at June 30, 2009.
** includes discount notes, with original maturities greater than one year, with principal due at maturity of $2,132 million, with a fair value of $1,494 million as of June 30, 2009.

	At June 30, 2008			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Foreign government issues	$ -	$ 74	$ -	$ 74
US government issues	5,848	412	-	6,260
Asset-backed securities	-	1,144	1	1,145
Collateralized debt obligations	-	19	174	193
Commercial mortgage-backed securities	-	435	16	451
Residential mortgage-backed securities	-	3,481	128	3,609
Other asset-backed securities	-	41	-	41
Corporate securities	-	250	-	250
Money market funds	323	-	-	323
Total trading securities	6,171*	5,856	319	12,346
Loans (outstanding principal balance $266)	-	-	248	248
Equity investments	3,315	-	1,387	4,702
Debt securities:				
Corporate debt securities	-	-	1,182	1,182
Preferred shares	-	-	266	266
Asset-backed securities	-	-	106	106
Other debt securities	-	-	66	66
Total debt securities	-	-	1,620	1,620
Derivative assets	-	1,520	110	1,630
Total assets at fair value	$ 9,486	$ 7,376	$ 3,684	$ 20,546
Borrowings (outstanding principal balance $21,084**)	$ 7,415	$ 12,370	$ -	$ 19,785
Derivative liabilities	-	1,395	13	1,408
Total liabilities at fair value	$ 7,415	$ 13,765	$ 13	$ 21,193

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $387 million at June 30, 2008.
** includes discount notes, with original maturities greater than one year, with principal due at maturity of $1,783 million with a fair value of $1,215 million as of June 30, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the year ended June 30, 2009 and June 30, 2008 (US$ millions):

	Level 3 financial assets and financial liabilities Year ended June 30, 2009					
	Trading securities	Loans	Equity investments	Debt securities	Derivative assets	Derivative liabilities
Balance as of July 1, 2008	$ 319	$ 248	$ 1,387	$ 1,620	$ 110	$ (13)
Total gains (losses) (realized and unrealized) for the year ended June 30, 2009 in:						
Net income (loss)	(199)	(74)	(191)	(55)	200	13
Other comprehensive income	-	-	1	(180)	-	-
Purchases, issuances and settlements, net	(159)	212	593	157	(29)	-
Transfers in (out) of Level 3	895	-	(214)	-	54	-
Balance as of June 30, 2009	**$ 856**	**$ 386**	**$ 1,576**	**$ 1,542**	**$ 335**	**$ -**
For the year ended June 30, 2009:						
Unrealized (losses) gains included in net loss	$ (199)	$ (75)	$ (204)	$ 2	$ 155	$ -
Unrealized (losses) gains included in other comprehensive loss	$ -	$ -	$ 29	$ (149)	$ -	$ -

	Level 3 financial assets and financial liabilities Year ended June 30, 2008					
	Trading securities	Loans	Equity investments	Debt securities	Derivative assets	Derivative liabilities
Balance as of July 1, 2007	$ 6,747	$ 28	$ 1,824	$ 733	$ 60	$ (3)
Total gains (losses) (realized and unrealized) for the year ended June 30, 2008 in:						
Net income (loss)	(113)	(17)	177	50	50	(10)
Other comprehensive income	-	-	544	75	-	-
Purchases, issuances and settlements	(1,592)	237	142	762	-	-
Transfers in (out) of Level 3	(4,723)	-	(1,300)	-	-	-
Balance as of June 30, 2008	**$ 319**	**$ 248**	**$ 1,387**	**$ 1,620**	**$ 110**	**$ (13)**
For the year ended June 30, 2008:						
Unrealized (losses) gains included in net income	$ 95	$ (18)	$ 42	$ (3)	$ (50)	$ (10)
Unrealized (losses) gains included in other comprehensive income	$ -	$ -	$ 136	$ 109	$ -	$ -

Gains (losses) (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the consolidated income statement in income from liquid asset trading activities, income from loans and guarantees, (loss) income from equity investments and income from debt securities, respectively.

As of June 30, 2009, equity investments, accounted for at cost less impairment, with a carrying amount of $1,661 million were written down to their fair value of $1,038 million ($105 million and $70 million - June 30, 2008) pursuant to FSP SFAS No. 115-1 and 124-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,* resulting in a loss of $623 million, which was included in income from equity investments in the consolidated income statement during the year ended June 30, 2009 (loss of $35 million - year ended June 30, 2008). The amount of the write down is based on a Level 3 measure of fair value.

INDEPENDENT AUDITORS' REPORT

KPMG

KPMG LLP
2001 M Street, NW
Washington, DC 20036

Independent Auditors' Report

President and Board of Directors
International Finance Corporation:

We have audited the accompanying consolidated balance sheet and consolidated statement of capital stock and voting power of the International Finance Corporation (IFC) as of June 30, 2009, and the related consolidated income statement and statements of comprehensive income, changes in capital, and cash flows for the year then ended. These consolidated financial statements are the responsibility of IFC's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of the IFC as of June 30, 2008 and for the two-years then ended, were audited by other auditors whose report, dated August 7, 2008, on those statements was unqualified and included explanatory paragraphs that described changes in IFC's accounting policies, as discussed in Note A to the 2008 consolidated financial statements, due to the adoption of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans", and Note X to the 2008 consolidated financial statements, due to the adoption of SFAS No. 157, "Fair Value Measurement" and SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of SFAS No. 115", and the restatement of IFC's consolidated financial statements for the year ended June 30, 2007, as discussed in Note Y to the 2008 consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of IFC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 consolidated financial statements referred to above present fairly, in all material respects, the financial position and capital stock and voting power of IFC as of June 30, 2009, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP

August 5, 2009

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter by Month
6/30/2009

New Market Borrowings

External Id	Currency Code	Currency Amount		USD Amount		Interest Rate	Settle Date/ Maturity Date
09_135XXXX	AUD	5,244,755.25		3,911,800.70		6.30	07-May-09
09_153XXXX	AUD	750,000,000.00		600,450,000.00		5.75	24-Jun-09
		Sum Of NotionalAmt:	755,244,755.25	Sum Of NotionalUSDAmt:	604,361,800.70		
09_128XXXX	BRL	16,000,000.00		7,144,930.45		6.80	23-Apr-09
09_137XXXX	BRL	10,000,000.00		4,818,232.19		8.50	19-May-09
09_139XXXX	BRL	7,000,000.00		3,457,558.47		8.50	26-May-09
09_141YYYY	BRL	30,000,000.00		15,241,579.03		8.00	25-Jun-09
		Sum Of NotionalAmt:	63,000,000.00	Sum Of NotionalUSDAmt:	30,662,300.14		
09_132XXXX	TRY	2,500,000.00		1,600,819.62		10.00	07-May-09
		Sum Of NotionalAmt:	2,500,000.00	Sum Of NotionalUSDAmt:	1,600,819.62		
09_133XXXX	USD	3,000,000,000.00		3,000,000,000.00		3.00	22-Apr-09
09_134XXXX	USD	25,000,000.00		25,000,000.00		5.25	29-Apr-09
09_136XXXX	USD	25,000,000.00		25,000,000.00		5.27	30-Apr-09
09_138XXXX	USD	100,000,000.00		100,000,000.00		1.20	01-May-09
09_140XXXX	USD	47,000,000.00		47,000,000.00		0.93	15-May-09
09_142XXXX	USD	20,000,000.00		20,000,000.00		6.03	09-Jun-09
09_143XXXX	USD	24,368,917.26		24,368,917.26		6.25	30-Jun-09
09_144XXXX	USD	20,000,000.00		20,000,000.00		6.22	10-Jun-09
09_145XXXX	USD	100,000,000.00		100,000,000.00		0.70	08-Jun-09
09_146XXXX	USD	25,000,000.00		25,000,000.00		5.20	15-Jun-09
09_147XXXX	USD	63,264,533.80		63,264,533.80		6.34	30-Jun-09
09_148XXXX	USD	10,000,000.00		10,000,000.00		6.35	16-Jun-09
09_149XXXX	USD	10,000,000.00		10,000,000.00		5.58	23-Jun-09
09_150XXXX	USD	20,000,000.00		20,000,000.00		5.45	23-Jun-09
09_151XXXX	USD	100,000,000.00		100,000,000.00		0.72	19-Jun-09
		Sum Of NotionalAmt:	3,589,633,451.06	Sum Of NotionalUSDAmt:	3,589,633,451.06		
				Sum Of NotionalUSDAmt1:	**4,226,258,371.52**		

Matured Market Borrowings

External Id	Currency Code	Currency Amount		USD Amount		Interest Rate	Settle Date/ Maturity Date
08_29_B1XX	AUD	5,714,285.76		4,676,285.75		0.00	03-Jun-09
		Sum Of NotionalAmt:	5,714,285.76	Sum Of NotionalUSDAmt:	4,676,285.75		
06_14_B1XX	CHF	12,000,000.00		11,144,130.76		1.40	10-Jun-09
		Sum Of NotionalAmt:	12,000,000.00	Sum Of NotionalUSDAmt:	11,144,130.76		
00_01_B1XX	GBP	115,730,000.00		187,905,014.50		5.38	17-Jun-09
00_101_B1X	GBP	50,000,000.00		81,182,500.00		5.38	17-Jun-09
00_102_B1X	GBP	50,000,000.00		81,182,500.00		5.38	17-Jun-09
00_103_B1X	GBP	50,000,000.00		81,182,500.00		5.38	17-Jun-09
00_19_B1XX	GBP	100,000,000.00		162,365,000.00		5.50	17-Jun-09
01_35_B1XX	GBP	50,000,000.00		81,182,500.00		5.50	17-Jun-09
01_81_B1XX	GBP	11,260,000.00		18,282,299.00		5.50	17-Jun-09
		Sum Of NotionalAmt:	426,990,000.00	Sum Of NotionalUSDAmt:	693,282,313.50		
01_57_B1XX	JPY	1,000,000,000.00		10,089,290.22		4.00	07-May-09
02_71_B1XX	JPY	1,500,000,000.00		15,250,876.93		0.00	08-May-09
03_62_B1XX	JPY	1,000,000,000.00		10,528,532.32		0.00	26-May-09
04_61_B1XX	JPY	600,000,000.00		6,100,350.77		0.00	08-May-09
05_31_B1XX	JPY	1,000,000,000.00		10,119,921.06		0.00	20-Apr-09
06_10_B1XX	JPY	500,000,000.00		5,223,023.09		1.47	18-May-09
06_28_B1XX	JPY	1,000,000,000.00		10,072,014.91		3.35	09-May-09
06_38_B1XX	JPY	1,000,000,000.00		10,528,532.32		2.55	26-May-09
06_41_B1XX	JPY	500,000,000.00		5,073,309.32		4.13	08-Jun-09
07_17_B1XX	JPY	500,000,000.00		5,059,960.53		2.91	20-Apr-09
		Sum Of NotionalAmt:	8,600,000,000.00	Sum Of NotionalUSDAmt:	88,045,811.47		
07_36XXXXX	NZD	6,000,000.00		3,494,100.00		7.02	14-Apr-09
		Sum Of NotionalAmt:	6,000,000.00	Sum Of NotionalUSDAmt:	3,494,100.00		
09_101_B1X	TRY	7,000,000.00		4,547,226.19		11.50	10-Jun-09
09_74_B1XX	TRY	17,000,000.00		11,078,888.20		1.00	20-May-09
		Sum Of NotionalAmt:	24,000,000.00	Sum Of NotionalUSDAmt:	15,626,114.39		

02_111_B1X	USD	20,000,000.00		20,000,000.00		6.59	11-Apr-09
03_113_B2X	USD	30,000,000.00		30,000,000.00		1.00	29-Jun-09
04_100XXXX	USD	1,000,000,000.00		1,000,000,000.00		3.75	30-Jun-09
04_18_B3XX	USD	9,000,000.00		9,000,000.00		1.00	01-Apr-09
06_35_B1XX	USD	80,000,000.00		80,000,000.00		0.00	05-May-09
07_13_B1XX	USD	9,000,000.00		9,000,000.00		4.46	16-Jun-09
		Sum Of NotionalAmt:	1,148,000,000.00	Sum Of NotionalUSDAmt:	1,148,000,000.00		
05_13_B2XX	ZAR	72,000,000.00		8,551,119.66		8.00	20-May-09
07_01_B1XX	ZAR	110,000,000.00		13,064,210.60		7.25	20-May-09
07_07_B1XX	ZAR	91,000,000.00		10,979,133.62		1.00	07-May-09
07_19_B1XX	ZAR	64,000,000.00		7,921,772.50		1.00	17-Jun-09
07_20_B1XX	ZAR	43,610,000.00		5,428,382.94		7.25	10-Jun-09
07_28_B1XX	ZAR	39,000,000.00		4,613,337.30		7.25	14-May-09
07_41XXXXX	ZAR	300,000,000.00		32,894,736.00		7.85	23-Apr-09
07_44XXXXX	ZAR	80,000,000.00		9,958,051.71		8.28	10-Jun-09
07_46_B1XX	ZAR	42,000,000.00		5,246,294.80		1.00	12-Jun-09
07_51XXXXX	ZAR	60,000,000.00		7,468,538.78		8.40	10-Jun-09
07_53XXXXX	ZAR	1,000,000,000.00		124,200,459.54		8.35	11-Jun-09
		Sum Of NotionalAmt:	1,901,610,000.00	Sum Of NotionalUSDAmt:	230,326,037.45		
				Sum Of NotionalUSDAmt1:	**2,194,594,793.32**		

3/31/2009

New Market Borrowings

09_112XXXX	AUD	20,000,000.00		13,237,000.00		3.13	29-Jan-09
		Sum Of NotionalAmt:	20,000,000.00	Sum Of NotionalUSDAmt:	13,237,000.00		
09_114XXXX	BRL	7,000,000.00		3,064,127.82		7.30	19-Feb-09
09_115XXXX	BRL	7,000,000.00		2,957,517.38		7.20	02-Mar-09
		Sum Of NotionalAmt:	14,000,000.00	Sum Of NotionalUSDAmt:	6,021,645.20		
09_125XXXX	JPY	500,000,000.00		5,181,078.70		2.25	25-Mar-09
		Sum Of NotionalAmt:	500,000,000.00	Sum Of NotionalUSDAmt:	5,181,078.70		
09_103XXXX	TRY	4,000,000.00		2,602,811.04		13.50	05-Jan-09
09_110XXXX	TRY	4,000,000.00		2,459,495.19		11.10	29-Jan-09
09_113XXXX	TRY	4,000,000.00		2,381,023.24		10.02	23-Feb-09
09_122XXXX	TRY	2,500,000.00		1,506,795.65		10.32	30-Mar-09
09_123XXXX	TRY	120,000,000.00		68,085,106.38		10.70	16-Mar-09
09_124XXXX	TRY	635,000,000.00		360,283,687.94		0.50	16-Mar-09
		Sum Of NotionalAmt:	769,500,000.00	Sum Of NotionalUSDAmt:	437,318,919.44		
09_111XXXX	USD	100,000,000.00		100,000,000.00		0.86	16-Jan-09
09_117XXXX	USD	30,000,000.00		30,000,000.00		5.03	06-Mar-09
09_118XXXX	USD	38,825,485.44		38,825,485.44		6.26	10-Mar-09
09_119XXXX	USD	10,000,000.00		10,000,000.00		6.30	12-Mar-09
09_120XXXX	USD	100,000,000.00		100,000,000.00		1.36	06-Mar-09
09_121XXXX	USD	10,000,000.00		10,000,000.00		6.30	16-Mar-09
09_126XXXX	USD	30,000,000.00		30,000,000.00		2.77	26-Mar-09
09_127XXXX	USD	32,722,093.64		32,722,093.64		6.22	24-Mar-09
09_129XXXX	USD	10,000,000.00		10,000,000.00		6.03	31-Mar-09
09_130XXXX	USD	500,000,000.00		500,000,000.00		1.68	30-Mar-09
09_131XXXX	USD	1,000,000,000.00		1,000,000,000.00		2.74	30-Mar-09
		Sum Of NotionalAmt:	1,861,547,579.08	Sum Of NotionalUSDAmt:	1,861,547,579.08		
09_116XXXX	ZAR	110,000,000.00		10,915,946.80		6.22	26-Feb-09
		Sum Of NotionalAmt:	110,000,000.00	Sum Of NotionalUSDAmt:	10,915,946.80		
				Sum Of NotionalUSDAmt1:	**2,334,222,169.22**		

Matured Market Borrowings

		Sum Of NotionalAmt:	0.00	Sum Of NotionalUSDAmt:	0.00		
02_117_B1X	JPY	1,000,000,000.00		10,136,847.44		0.00	19-Mar-09
03_27_B1XX	JPY	1,000,000,000.00		10,233,319.69		0.00	05-Mar-09
03_44_B1XX	JPY	900,000,000.00		9,209,987.72		0.00	05-Mar-09
03_48_B1XX	JPY	1,000,000,000.00		10,362,157.40		0.00	25-Mar-09
04_50_B1XX	JPY	1,500,000,000.00		15,543,236.10		0.00	25-Mar-09
04_63_B1XX	JPY	1,500,000,000.00		15,543,236.10		0.00	25-Mar-09
04_64_B1XX	JPY	1,000,000,000.00		10,104,071.94		0.00	11-Mar-09
06_23_B1XX	JPY	1,000,000,000.00		10,244,327.20		2.28	27-Mar-09
06_33_B1XX	JPY	700,000,000.00		7,266,687.40		3.22	16-Mar-09
06_39_B1XX	JPY	500,000,000.00		5,068,423.70		0.00	19-Mar-09
07_04_B1XX	JPY	500,000,000.00		5,342,165.70		0.00	23-Feb-09
07_34_B1YY	JPY	500,000,000.00		5,190,491.00		2.00	16-Mar-09
		Sum Of NotionalAmt:	11,100,000,000.00	Sum Of NotionalUSDAmt:	114,244,951.39		
06_22_B1XX	USD	80,000,000.00		80,000,000.00		0.00	16-Mar-09
08_41XXXXX	USD	100,000,000.00		100,000,000.00		3.34	16-Jan-09
		Sum Of NotionalAmt:	180,000,000.00	Sum Of NotionalUSDAmt:	180,000,000.00		
07_35XXXXX	ZAR	80,000,000.00		7,597,701.60		8.16	10-Mar-09
		Sum Of NotionalAmt:	80,000,000.00	Sum Of NotionalUSDAmt:	7,597,701.60		
				Sum Of NotionalUSDAmt1:	**301,842,652.99**		

Matured IBRD Borrowings

003785_03X	USD	1,190,476.00		1,190,476.00		8.00	02-Mar-09
004210_06X	USD	222,000.00		222,000.00		5.58	15-Jan-09
		Sum Of NotionalAmt:	1,412,476.00	Sum Of NotionalUSDAmt:	1,412,476.00		
				Sum Of NotionalUSDAmt1:	**1,412,476.00**		

12/31/2008

New Market Borrowings

09_104XXXX	AUD	3,000,000.00		2,010,150.00		3.73	18-Dec-08
09_108XXXX	AUD	6,700,000.00		4,750,300.00		3.90	22-Dec-08
09_79XXXXX	AUD	10,000,000.00		6,750,500.00		4.56	20-Oct-08
09_87XXXXX	AUD	10,000,000.00		6,232,500.00		4.35	25-Nov-08
09_93XXXXX	AUD	7,500,000.00		4,923,375.00		6.00	01-Dec-08
09_95XXXXX	AUD	110,000,000.00		69,806,000.00		3.25	26-Nov-08
09_99XXXXX	AUD	60,000,000.00		40,203,000.00		0.50	18-Dec-08
		Sum Of NotionalAmt:	207,200,000.00	Sum Of NotionalUSDAmt:	134,675,825.00		
09_107XXXX	BRL	7,000,000.00		2,936,980.78		7.10	18-Dec-08
09_67XXXXX	BRL	10,000,000.00		4,409,171.08		9.70	14-Oct-08
09_73XXXXX	BRL	8,000,000.00		3,786,713.37		9.70	23-Oct-08
09_82XXXXX	BRL	10,000,000.00		4,658,855.32		9.70	06-Nov-08
09_89XXXXX	BRL	7,000,000.00		2,957,642.34		10.00	03-Dec-08
09_98XXXXX	BRL	7,000,000.00		2,936,980.78		8.40	18-Dec-08
		Sum Of NotionalAmt:	49,000,000.00	Sum Of NotionalUSDAmt:	21,686,343.67		
09_62XXXXX	JPY	300,000,000.00		2,824,592.79		3.50	01-Oct-08
09_69YYYYY	JPY	500,000,000.00		4,899,078.97		9.51	22-Oct-08
09_71XXXXX	JPY	666,000,000.00		6,337,726.60		7.46	02-Oct-08
09_85XXXXX	JPY	300,000,000.00		3,023,431.59		10.30	12-Nov-08
		Sum Of NotionalAmt:	1,766,000,000.00	Sum Of NotionalUSDAmt:	17,084,829.95		
09_105XXXX	NZD	3,000,000.00		1,676,550.00		4.30	18-Dec-08
09_78XXXXX	NZD	17,500,000.00		10,696,875.00		5.64	20-Oct-08
09_92XXXXX	NZD	53,000,000.00		29,462,700.00		5.05	19-Nov-08
		Sum Of NotionalAmt:	73,500,000.00	Sum Of NotionalUSDAmt:	41,836,125.00		
09_100XXXX	TRY	7,000,000.00		4,594,230.96		13.50	29-Dec-08
09_101XXXX	TRY	30,000,000.00		19,140,587.62		11.50	18-Dec-08
09_106XXXX	TRY	49,500,000.00		31,581,969.57		12.30	18-Dec-08
09_72XXXXX	TRY	20,000,000.00		12,584,156.55		13.20	30-Oct-08
09_74XXXXX	TRY	60,000,000.00		35,169,988.28		1.00	27-Oct-08
09_75XXXXX	TRY	8,000,000.00		5,106,926.27		14.46	04-Nov-08
09_76XXXXX	TRY	6,600,000.00		4,347,826.09		14.60	06-Nov-08
09_81XXXXX	TRY	90,000,000.00		60,648,943.70		0.50	20-Oct-08
09_84XXXXX	TRY	20,000,000.00		12,584,156.55		14.30	30-Oct-08
09_86XXXXX	TRY	15,000,000.00		8,897,852.65		15.13	25-Nov-08
09_88XXXXX	TRY	4,000,000.00		2,508,623.39		14.70	03-Dec-08
09_90XXXXX	TRY	19,000,000.00		11,399,772.00		14.31	20-Nov-08
09_91XXXXX	TRY	4,500,000.00		2,854,877.08		14.50	01-Dec-08
09_97XXXXX	TRY	28,000,000.00		17,864,548.44		14.11	18-Dec-08
		Sum Of NotionalAmt:	361,600,000.00	Sum Of NotionalUSDAmt:	229,284,459.15		
09_109XXXX	USD	300,000,000.00		300,000,000.00		2.63	17-Dec-08
09_77XXXXX	USD	300,000,000.00		300,000,000.00		3.60	10-Oct-08
09_83XXXXX	USD	10,000,000.00		10,000,000.00		2.84	30-Oct-08
09_94XXXXX	USD	30,900,000.00		30,900,000.00		2.01	26-Nov-08
09_96XXXXX	USD	300,000,000.00		300,000,000.00		3.35	25-Nov-08
		Sum Of NotionalAmt:	940,900,000.00	Sum Of NotionalUSDAmt:	940,900,000.00		
09_102XXXX	ZAR	415,000,000.00		40,458,399.80		6.80	09-Dec-08
09_58XXXXX	ZAR	20,000,000.00		2,437,924.40		8.94	01-Oct-08
09_68XXXXX	ZAR	278,770,000.00		31,579,901.91		9.30	09-Oct-08
09_70XXXXX	ZAR	26,000,000.00		2,565,367.48		8.80	20-Oct-08
09_80XXXXX	ZAR	670,000,000.00		66,107,546.60		8.65	20-Oct-08
		Sum Of NotionalAmt:	1,409,770,000.00	Sum Of NotionalUSDAmt:	143,149,140.19		
				Sum Of NotionalUSDAmt1:	**1,528,616,722.96**		

Matured Market Borrowings

09_38_B1XX	BRL	80,000,000.00		34,587,116.30		12.00	15-Oct-08
		Sum Of NotionalAmt:	80,000,000.00	Sum Of NotionalUSDAmt:	34,587,116.30		
99_12_B6XX	EUR	11,891,420.10		14,954,055.35		3.99	25-Nov-08
		Sum Of NotionalAmt:	11,891,420.10	Sum Of NotionalUSDAmt:	14,954,055.35		
02_107_B1X	JPY	1,700,000,000.00		16,024,130.46		2.87	03-Oct-08
02_45_B1XX	JPY	1,600,000,000.00		17,770,866.89		0.00	18-Dec-08
02_56_B1XX	JPY	2,500,000,000.00		27,766,979.51		0.00	18-Dec-08
06_42_B1XX	JPY	600,000,000.00		6,518,550.71		0.00	15-Dec-08
		Sum Of NotionalAmt:	6,400,000,000.00	Sum Of NotionalUSDAmt:	68,080,527.57		
06_12XXXXX	NZD	100,000,000.00		55,060,000.00		7.00	21-Nov-08
		Sum Of NotionalAmt:	100,000,000.00	Sum Of NotionalUSDAmt:	55,060,000.00		
09_23_B1XX	ZAR	50,000,000.00		4,835,590.00		12.50	18-Dec-08
		Sum Of NotionalAmt:	50,000,000.00	Sum Of NotionalUSDAmt:	4,835,590.00		
				Sum Of NotionalUSDAmt1:	**177,517,289.22**		

9/30/2008

New Market Borrowings

09_56XXXXX	AUD	80,000,000.00		67,532,000.00		0.50	25-Sep-08
09_63XXXXX	AUD	91,000,000.00		75,948,600.00		5.20	24-Sep-08
09_65XXXXX	AUD	12,500,000.00		10,432,500.00		5.67	24-Sep-08
		Sum Of NotionalAmt:	183,500,000.00	Sum Of NotionalUSDAmt:	153,913,100.00		
09_32XXXXX	BRL	7,500,000.00		4,801,536.49		10.55	06-Aug-08
09_33XXXXX	BRL	7,500,000.00		4,764,930.11		10.45	11-Aug-08
09_37XXXXX	BRL	7,500,000.00		4,609,569.47		10.50	14-Aug-08
09_38_R1XX	BRL	50,000,000.00		32,028,697.71		12.00	04-Aug-08
09_38XXXXX	BRL	100,000,000.00		64,057,395.43		12.00	04-Aug-08
09_48XXXXX	BRL	16,000,000.00		9,929,870.29		10.00	26-Aug-08
09_49XXXXX	BRL	7,000,000.00		3,907,013.09		10.10	25-Sep-08
09_50XXXXX	BRL	15,000,000.00		8,414,911.22		9.55	17-Sep-08
09_51XXXXX	BRL	7,500,000.00		4,352,115.13		10.00	09-Sep-08
09_54XXXXX	BRL	10,000,000.00		5,609,940.82		9.80	18-Sep-08
09_59XXXXX	BRL	15,000,000.00		8,089,087.82		9.80	29-Sep-08
		Sum Of NotionalAmt:	243,000,000.00	Sum Of NotionalUSDAmt:	150,565,067.58		
09_20XXXXX	JPY	1,064,000,000.00		10,095,834.52		7.52	03-Jul-08
09_24XXXXX	JPY	400,000,000.00		3,731,517.33		5.53	29-Jul-08
09_25XXXXX	JPY	1,000,000,000.00		9,305,788.20		7.39	09-Jul-08
09_27XXXXX	JPY	1,000,000,000.00		9,135,757.35		6.27	11-Aug-08
09_30XXXXX	JPY	500,000,000.00		4,647,704.03		6.19	05-Aug-08
09_31XXXXX	JPY	2,000,000,000.00		18,557,179.31		6.26	28-Jul-08
09_39XXXXX	JPY	300,000,000.00		2,745,744.10		5.97	26-Aug-08
09_40XXXXX	JPY	500,000,000.00		4,534,530.45		4.00	20-Aug-08
09_41XXXXX	JPY	1,634,000,000.00		15,147,863.17		5.62	07-Aug-08
09_46XXXXX	JPY	500,000,000.00		4,597,701.15		0.00	02-Sep-08
09_47XXXXX	JPY	500,000,000.00		4,595,799.44		6.00	04-Sep-08
09_53XXXXX	JPY	1,000,000,000.00		9,224,241.31		4.00	08-Sep-08
09_55XXXXX	JPY	649,000,000.00		5,965,347.67		5.71	04-Sep-08
09_60XXXXX	JPY	500,000,000.00		4,704,332.69		4.60	24-Sep-08
		Sum Of NotionalAmt:	11,547,000,000.00	Sum Of NotionalUSDAmt:	106,989,340.72		
09_66XXXXX	NZD	11,000,000.00		7,560,300.00		6.11	24-Sep-08
		Sum Of NotionalAmt:	11,000,000.00	Sum Of NotionalUSDAmt:	7,560,300.00		
09_16XXXXX	TRY	6,000,000.00		4,914,206.15		15.50	14-Jul-08
09_26XXXXX	TRY	6,800,000.00		5,679,682.61		15.80	24-Jul-08
09_29XXXXX	TRY	5,000,000.00		4,334,633.72		15.90	07-Aug-08
09_35XXXXX	TRY	12,430,000.00		10,510,739.05		14.40	14-Aug-08
09_43XXXXX	TRY	9,000,000.00		7,616,468.52		15.10	01-Sep-08
09_44XXXXX	TRY	4,000,000.00		3,385,097.11		15.20	02-Sep-08
09_52XXXXX	TRY	7,000,000.00		5,642,885.93		14.90	24-Sep-08
09_57XXXXX	TRY	11,000,000.00		8,849,557.52		14.52	25-Sep-08
09_61XXXXX	TRY	3,600,000.00		2,860,548.27		15.20	23-Sep-08
		Sum Of NotionalAmt:	64,830,000.00	Sum Of NotionalUSDAmt:	53,793,818.88		
09_21XXXXX	USD	6,290,000.00		6,290,000.00		8.45	03-Jul-08
09_28XXXXX	USD	24,000,000.00		24,000,000.00		2.70	29-Jul-08
09_42XXXXX	USD	6,710,000.00		6,710,000.00		6.82	07-Aug-08
09_64XXXXX	USD	500,000,000.00		500,000,000.00		3.00	17-Sep-08
		Sum Of NotionalAmt:	537,000,000.00	Sum Of NotionalUSDAmt:	537,000,000.00		
09_22XXXXX	ZAR	70,000,000.00		9,314,704.00		11.28	30-Jul-08
09_23XXXXX	ZAR	500,000,000.00		64,506,975.00		12.50	09-Jul-08
09_34XXXXX	ZAR	38,000,000.00		5,004,016.32		7.21	29-Jul-08
09_36XXXXX	ZAR	38,000,000.00		5,004,016.32		9.78	29-Jul-08
09_45XXXXX	ZAR	296,670,000.00		38,662,885.84		10.32	26-Aug-08
		Sum Of NotionalAmt:	942,670,000.00	Sum Of NotionalUSDAmt:	122,492,597.48		
				Sum Of NotionalUSDAmt1:	**1,132,314,224.66**		

Matured Market Borrowings

04_34XXXXX	AUD	250,000,000.00		219,062,500.00		4.64	18-Aug-08
		Sum Of NotionalAmt:	250,000,000.00	Sum Of NotionalUSDAmt:	219,062,500.00		
99_04XXXXX	EUR	29,347,028.61		45,386,647.10		0.00	11-Aug-08
		Sum Of NotionalAmt:	29,347,028.61	Sum Of NotionalUSDAmt:	45,386,647.10		
02_122_B1X	JPY	1,000,000,000.00		9,439,750.79		1.56	29-Sep-08
03_11_B1XX	JPY	1,000,000,000.00		9,439,750.79		0.00	29-Sep-08
03_14_B1XX	JPY	1,000,000,000.00		9,439,750.79		2.16	29-Sep-08
03_79_B1XX	JPY	1,100,000,000.00		10,383,725.87		0.00	29-Sep-08
06_01_B1XX	JPY	500,000,000.00		4,558,300.67		0.00	18-Aug-08
06_06_B1XX	JPY	500,000,000.00		4,656,577.42		0.00	16-Sep-08
06_37_B1XX	JPY	500,000,000.00		4,704,332.69		0.00	24-Sep-08
07_05_B1XX	JPY	550,000,000.00		5,012,302.93		0.00	21-Aug-08
07_08_B1XX	JPY	500,000,000.00		4,536,999.23		0.00	14-Aug-08
07_09_B1XX	JPY	500,000,000.00		4,598,335.40		0.00	05-Sep-08
		Sum Of NotionalAmt:	7,150,000,000.00	Sum Of NotionalUSDAmt:	66,769,826.58		
07_56XXXXX	USD	100,000,000.00		100,000,000.00		5.18	01-Jul-08
		Sum Of NotionalAmt:	100,000,000.00	Sum Of NotionalUSDAmt:	100,000,000.00		
				Sum Of NotionalUSDAmt1:	**431,218,973.68**		

Matured IBRD Borrowings

003785_03X	USD	1,190,476.00		1,190,476.00		8.00	02-Sep-08
004210_06X	USD	222,000.00		222,000.00		5.58	15-Jul-08
		Sum Of NotionalAmt:	1,412,476.00	Sum Of NotionalUSDAmt:	1,412,476.00		
				Sum Of NotionalUSDAmt1:	**1,412,476.00**		